SHISEIDO

Notice of Convocation

The 108th Ordinary General Meeting of Shareholders

[**Disclaimer**: *Please note that the following purports to be an accurate and complete translation of the original Japanese version prepared for the convenience of our shareholders with voting rights outside Japan for reference. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion. Please also be advised that this material will not facilitate your status as a registered shareholder, who is authorized to physically attend the Ordinary General Meeting of Shareholders in person, unless presenting the original Notice of Convocation and the Voting Form in Japanese to the receptionist at the place of the meeting.*]

Table of Contents

Page

Notice of Convocation of The 108th Ordinary General Meeting of Shareholders ····· 3

[Attached Documents]

Business Report ····· 6
1. Matters Concerning Shiseido Group ····· 6
2. Matters Concerning Shares ····· 16
3. Matters Concerning Stock Acquisition Rights ····· 17
4. Matters Concerning Officers of the Company ····· 22
5. Matters Concerning Accounting Auditor ····· 28
6. System under which execution of duties by Directors is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company is ensured duly to be conducted ····· 29
7. Basic Policy relating to Controlling the Company ····· 32

Consolidated Accounting Documents
- **Consolidated Balance Sheets** ····· 36
- **Consolidated Statements of Income** ····· 37
- **Consolidated Statement of Changes in Net Assets** ····· 38
- **Notes to Consolidated Financial Statements** ····· 39

Accounting Documents
- **Balance Sheets** ····· 46
- **Statements of Income** ····· 47
- **Statement of Changes in Net Assets** ····· 48
- **Notes to Financial Statements** ····· 49

Accounting Auditors' Reports
- **Copy of the Accounting Auditors' Report (Consolidated)** ····· 57
- **Copy of the Accounting Auditors' Report** ····· 58
- **Copy of the Board of Corporate Auditors' Report** ····· 59

[Reference Document Concerning the General Meeting of Shareholders]

1. **Total Number of Voting Rights Held by Shareholders** ····· 61
2. **Items of Business and Matters for Reference** ····· 61

First Item of Business: Dividends of Retained Earnings ····· 61
Second Item of Business: Amendment to a Part of the Articles of Incorporation ····· 62
Third Item of Business: Election of Eight (8) Directors ····· 64
Fourth Item of Business: Election of One (1) Corporate Auditor ····· 68
Fifth Item of Business: Payment of Bonuses to Directors ····· 69
Sixth Item of Business: Determination of Provision of Medium-term Incentive Type Remuneration to Directors ····· 70
Seventh Item of Business: Determination of Provision of Long-term Incentive Type Remuneration to Directors ····· 71

Security Code: 4911

June 3, 2008

Notice of Convocation of

The 108th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 108th Ordinary General Meeting of Shareholders of *SHISEIDO* Co., Ltd. The meeting will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing or through website voting. Please examine the accompanying "Reference Document Concerning the General Meeting of Shareholders" and exercise your voting rights.

Yours very truly,

SHISEIDO CO., LTD. (the "Company")

Shinzo Maeda
President & CEO
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

(VOTING PROCEDURE FOR REGISTERED SHAREHOLDERS IN JAPAN)[1]

When you exercise your voting rights via the Internet etc., please access to Proxy Voting Website (http://www.web54.net) and refer to "Notes to the Use of the Exercise of Voting Rights via the Internet" (Omitted).

1 Please note that shareholders outside Japan shall not use these voting procedures.

PARTICULARS

1. **Date and Time of the Meeting:**

   Wednesday, June 25, 2008 at 10:00 a.m.

2. **Place of the Meeting:**

   IMPERIAL Hotel, 2F, Kujyaku Room
   1-1, Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo, Japan

3. **Matters to be dealt with at the Meeting:**

Matters for Reporting:

1. Report on the Business Report and the Consolidated Accounting Documents, Non-Consolidated Accounting Documents, and the results on the audits of Consolidated Accounting Documents by the Accounting Auditor and the Board of Corporate Auditors for the 108th business term (April 1, 2007 to March 31, 2008).

Matters for Resolution:

First Item of Business:	Dividends of Retained Earnings
Second Item of Business:	Amendment to a Part of the Articles of Incorporation
Third Item of Business:	Election of Eight (8) Directors
Fourth Item of Business:	Election of One (1) Corporate Auditor
Fifth Item of Business:	Payment of Bonuses to Directors
Sixth Item of Business:	Determination of Provision of Medium-term Incentive Type Remuneration to Directors
Seventh Item of Business:	Determination of Provision of Long-term Incentive Type Remuneration to Directors

Contents and details of each item are described in the "Reference Document Concerning the General Meeting of Shareholders" described in and after page 61.

4. **Matters related to Exercise of Voting Rights:**

(1) The deadline for the Exercise of Voting Rights via return mail voting form or via website

The exercise of voting rights shall reach the Company by June 24, 2008, (a day before the ordinary general meeting of shareholders) at 5:15 p.m., the close of business.

(2) Validity of the voting in the event of Exercise of Voting Rights by the same and one shareholder via both return mail and via website

In the event that the same and one shareholder exercises voting rights via both return mail and via website, the Company will consider the exercise of voting rights via website shall be valid.
Moreover, the same and one shareholder exercises voting rights via website several times, the Company will consider the last exercise of voting rights by via website shall be valid.

(3) Requirement for Exercise of Voting Rights through Agent

Shareholder may exercise voting rights through an agent who shall be a shareholder of the Company. In this case, the shareholder or the agent shall be required to submit a document certifying the power of representation to the Company at the general meeting of shareholders.

In cases that the Attached Documents and "Reference Document Concerning the General Meeting of Shareholders" shall be amended, the Company will announce updated on the Company's website (http://www.shiseido.co.jp).

Invitation to Shiseido Shareholders' BeautyForum

After the ordinary general meeting of shareholders, the exhibition, introducing our business activity, will be held on the 3F, Fuji Room of the hotel. Products of our main brands will be displayed at booths and our staffs will present the business developments in China and CSR activities, along with the features of our product.
Please kindly attend the demonstration as well as the shareholders' meeting.
(Approximate one hour program)

Business Report

(Fiscal Year from April 1, 2007 to March 31, 2008)

1. Matters Concerning Shiseido Group

1.1 Business Overview

(1) Progress and Results

1) Overview

During the current fiscal year, amid rising concern around the world over economic downturn linked to the sub-prime crisis in the United States, the economies of China and other countries in Asia continued to grow steadily. The Japanese economy maintained moderate growth despite a slight weakening in consumer spending due to uncertainty about the economic outlook and the high prices of raw materials such as crude oil, as well as sudden fluctuations in the exchange rate and stock prices in the second half of the year.

Given these conditions, in the final year of its Three-Year Plan aimed at expanding growth potential and improving profitability, the Shiseido Group worked to address the key strategic issues of reforming domestic marketing activities centered on cultivating brands/lines into long-sellers; accelerating global expansion of global expansion with a focus on China; and continuing to implement fundamental structural reforms including downsizing and withdrawing from underperforming brand/lines and businesses. In addition, the Group implemented corporate governance and personnel reforms. Special emphasis was also placed on CSR activities aimed at closer cohesion and coexistence with society.

Consolidated Results

	108th Business Term (Current term) (¥ million)	107th Business Term (¥ million)	Percentage Change (%)
Net Sales	723,484	694,594	4.2
Operating Income	63,465	50,005	26.9
Operating Income to Net Sales (%)	8.8	7.2	[1.6]
Ordinary Income	65,088	53,465	21.7
Net Income	35,459	25,293	40.2

Note: [ ] indicate net % change form the previous business term.

In the fiscal period under review (the year ended March 31, 2008), consolidated net sales increased 4.2 percent year on year. Although domestic sales decreased slightly due to a cooling of consumer sentiment, overseas sales grew considerably, primarily in China.

Operating income grew significantly, increasing 26.9 percent year on year as a result of gains owing to sales expansion, as well as efforts to keep the product costs low and efficiently allocating selling, general and administrative expenses. Net income also increased 40.2 percent.

As a result, operating income to net sales was 8.8 percent, exceeding the target of 8 percent or higher for the current fiscal year, the final year of the Three-Year Plan.

All the results above stand at a record high.

2) Operational Review by Business Segment

Consolidated Sales by Segment

Segment	Net Sales (¥ million)	Percentage of Total (%)	Percentage Change (%)
Domestic Cosmetics	439,020	60.7	Δ1.9
Overseas Cosmetics	263,703	36.4	17.6
Others	20,760	2.9	Δ8.6
Total	723,484	100.0	4.2

Note: Triangular marks (Δ) indicate decrease.

Main Activities by Business Segment

Segment	Main Activities
Domestic Cosmetics	Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries) Professional Division (production and sale of beauty salon products, etc.) Healthcare Division (production and sale of health & beauty foods and over-the-counter drugs)
Overseas Cosmetics	Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries) Professional Division (production and sale of beauty salon products, etc.)
Others	Frontier Sciences Division (Production and sale of cosmetic ingredients, medical-use-pharmaceuticals, and beauty therapy cosmetics) Sale of clothing and accessories, operation of restaurant, real estate rental, etc.

Domestic Cosmetics

Consolidated sales in the domestic cosmetics business segment decreased 1.9 percent year on year to ¥439,020 million, due to cooling consumer sentiment, etc.

(Cosmetics Division)

In the cosmetics division, we continued to implement brand strategy reform focused on establishing "broad and strong" brands/lines. Efforts to cultivate long-selling brands included the addition of new lines and items and innovation[1] of core items.

In brands through which we seek to expand customer contact points, we worked to cultivate and strengthen each of our mega lines[2] aimed at attaining leading market share in their respective product categories, including makeup and skincare. Among them, *Tsubaki* drove Shiseido's mega line strategy with the strong performance of new *Tsubaki Golden Repair* for damaged hair launched in September 2007.

In brands/lines that deeply entrench customer contact points and strengthen customer relationships, we innovated the highly functional cream *La Crème s* in the *Clé de Peau Beauté* high-end prestige brand and also *Bénéfique* anti-aging products exclusively for voluntary chain stores.

Efforts to innovate Beauty Consultant activities further increased customer satisfaction. We continued to implement the Customer Satisfaction Evaluation System, which uses customer evaluations as the main standard for sales counter activities, and strengthened training aimed at increasing Beauty Consultants' technical capabilities as beauty professionals.

In sales reforms, in addition to strengthening the channel[3]-specific sales force structure, we worked to build a framework for coexistence and co-prosperity in the twenty-first century by reforming our long-established uniform business trade terms. We continued shifting to a more detailed system that incorporates brand/line-specific marketing and capitalizes on the characteristics of each store. We supported voluntary chain stores focused on revealing the beauty of their customers. We also supported the merchandizing activities of drugstores by analyzing and utilizing data pertaining to the buying patterns of their customers, and stepped up the activities of Retail Supporters.[4]

(Professional Division)

In beauty salon services, we primarily focused on activities to increase the technical capability of stylists and proposing new lineups. In hair and beauty salon product sales, we shifted to a new marketing style that emphasizes the quality of our proposals.

(Healthcare Division)

In the healthcare division, we concentrated marketing resources into *Collagen*, a food for enhanced skin regeneration, to address expected growth in the market for beauty supplements.

Notes:

1. Innovation: Product improvements and renewals to increase brand/line value dramatically.
2. Mega lines: 6 brands/lines including *Maquillage, Uno, Aqua Label, Tsubaki, Integrate* and *Elixir Superieur*
3. Channels: Sales and distribution channels including voluntary chain stores, drugstores and department stores.
4. Retail Supporters: Sales staff who create sales corners, manage inventory and handle ordering.

Overseas Cosmetics

Sales in the overseas cosmetics business segment increased 17.6 percent year on year to ¥263,703 million. Ongoing aggressive efforts to develop overseas markets and establish a business base resulted in steady sales increases in all regions, led by China, aided by the effects of a weaker yen.

(Cosmetics Division)

In China, our key overseas market, we continued to proactively advance our channel-specific brand strategy.

In the department store channel, we worked to cultivate the China-only *AUPRES* brand and the higher-grade line of *SUPREME AUPRES*.

In the voluntary cosmetics chain store channel, we continued to increase the number of contracts for Shiseido Chain Stores while raising per-store sales at existing outlets by focusing on the *URARA* brand of products sold exclusively in this channel. In order to further heighten customer satisfaction, we opened a local customer information center and in September 2007 completed the third stage of factory expansion at our Shanghai subsidiary, doubling production capacity. In addition, as part of our commitment to social contribution initiatives we sponsored the Chinese Women's Image Improvement Project of the All-China Women's Federation.

Outside of China, in Asia, Europe, North America and elsewhere we enhanced marketing activities in anti-aging and skin-lighting products, areas of strength for Shiseido, and expanded customer support. Ongoing structural reform efforts in North America, including the integration of logistics, sales and back-office functions and selling off unprofitable brands, significantly improved sales capabilities and profitability. Moreover, in May 2007, to cultivate the growing cosmetics market in Russia we established the sales subsidiary Shiseido (RUS), LLC, which began full-scale operations in January 2008.

In Europe and the United States, where fragrances occupy a key position in the cosmetics market, we endeavored to raise our presence by cultivating the Shiseido Group's fragrance lineup centered on the *JEAN PAUL GAULTIER, ISSEY MIYAKE* and *NARCISO RODRIGUEZ* designers' fragrance brands of our French subsidiary Beauté Prestige International S.A.

We worked to expand our travel retail business centered on duty-free shops in airports by increasing our shelf space and gaining new customers.

(Professional Division)

· Sales of Zotos International, Inc., which manufactures and sells products for salons globally with a focus on North America, were strong, primarily for the hair care line from *JOICO*. In addition, our French subsidiary Decléor, which handles esthetic beauty and spa treatments, worked aggressively to enhance promotion of spa products mainly in the large European market.

Others

Sales in the others business segment decreased 8.6 percent year on year to ¥20,760 million.

Domestic and overseas sales continued to increase for hyaluronic acid, a raw material used in cosmetics, pharmaceuticals and foods, and full-scale sales of *NAVISION* (a cosmetic dermatology treatment) to medical institutions with dermatology departments began throughout Japan.

(2) Capital Expenditures

Capital expenditures for the current fiscal year were ¥17,686 million, primarily for repairing and replacing existing facilities in Japan and expanding production facilities in the growing China market.

(3) Financing

Shiseido undertook no significant fund-raising activities in the current fiscal year.

(4) Transfer of Business and Shares

In order to respond appropriately to changes in the distribution environment and to improve efficiency and quality of logistics operations, on April 2, 2007 we transferred 90 percent of its shares of Shiseido Logistics Co., Ltd. to Hitachi Transport System Ltd., its holdings of logistics-related land and buildings to ProLogis K.K. and its logistics related facilities to Hitachi Capital Corporation, and began outsourcing its logistics operations.

In addition, in order to improve service quality and reduce costs in the leasing business, we transferred 90 percent of its stock of Shiseido Lease Co., Ltd. to Tokyo Lease Co., Ltd. on January 31, 2008.

(5) Summary of Consolidated Income and Assets of the Shiseido Group

(Millions of yen except for Net Income (Loss) per Share)

Term	105th Business Term (4/1/2004 - 3/31/2005)	106th Business Term (4/1/2005 - 3/31/2006)	107th Business Term (4/1/2006 - 3/31/2007)	108th Business Term (current term) (4/1/2007 - 3/31/2008)
Net Sales	639,828	670,957	694,594	723,484
Operating Income	28,219	38,879	50,005	63,465
Operating Income to Net Sales (%)	4.4	5.8	7.2	8.8
Ordinary Income	30,574	42,161	53,465	65,088
Net Income (Loss)	Δ8,856	14,435	25,293	35,459
Net Income (Loss) per Share (Yen)	Δ21.50	34.42	60.89	86.05
Return on Equity (%)	Δ2.4	3.9	6.6	9.2
Total Assets	701,094	671,841	739,832	675,864
Net Assets	359,003	373,899	403,796	399,738
Equity Ratio (%)	51.2	55.7	52.5	56.6

Notes:
1. Triangular marks (Δ) indicate losses.
2. The net loss for the 105th Business Term was the result of an extraordinary loss including additional retirement benefits incurred in implementing the Special Early Retirement Incentive Plan.
3. Effective from the 107th Business Term, the Company applied "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan, Statement No. 5) and "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan, Guidance No. 8).

4. Summary of Non-Consolidated Net Income, Total Assets and Net Assets

(Millions of yen)

Term	105th Business Term (4/1/2004 - 3/31/2005)	106th Business Term (4/1/2005 - 3/31/2006)	107th Business Term (4/1/2006 - 3/31/2007)	108th Business Term (current term) (4/1/2007 - 3/31/2008)
Net Income	746	8,186	16,749	23,819
Total Assets	540,267	536,833	559,407	491,009
Net Assets	371,598	375,638	375,317	355,244

(6) Issues to Be Addressed

1. The Previous Three-Year Plan

From fiscal 2005 to 2007, Shiseido Group strove to become a 100 percent customer-orientated company by working to fulfill its three strategic objectives of domestic marketing reforms, further strengthening global development and fundamental structural reforms.

In Japan, brand strategy reforms centered on our mega lines. Innovation of Beauty Consultant activities was underpinned by our customer satisfaction evaluation system. At the same time, we implemented sales reforms, reorganized our production and distribution systems and strengthened our personnel development systems. Outside Japan, we accelerated expansion of the China business, disposed of unprofitable businesses and implemented structural reforms in North America. Overall, results were in line with our original plan.

2. New Three-Year Plan

We will continue to grow based on the foundation cultivated over the last three years, aiming to become a "global player representing Asia with its origins in Japan".

To achieve this, we will need to clearly define our *raison d'être*, and then enhance its prominence. Our *raison d'être* is to "realize the beauty of customers as well as to enrich their hearts". To our *raison d'être* to customers throughout the world. , we will hone three key strengths, described below.

[Shiseido's Strengths]

Richness	Being thoroughly meticulous about ensuring high quality and services.
Human science	Not only making the skin beautiful, but also pursuing benefits that reach all the way to people's minds with the R&D field.
Spirit of *omotenashi* (hospitality)	Enriching people's hearts through interaction between customers and products

Based on these strengths, in the Three-Year Plan starting April 1, 2008, we will strengthen the Shiseido Group's solidarity across countries and organizations, create a brand loved by customers throughout the world and establish unsurpassed, world-class quality of business management.

As a result, we project annual average net sales growth of 4 - 5 percent over the three years ending March 31, 2011 and by the end of the Three-Year Plan an overseas sales ratio of 40 percent or higher, a consolidated operating income to net sales of 10 percent or higher, and a consolidated return on equity that is 1 - 2 points above the operating income to net sales.

Strengthen Cultivation of Global Brand "*SHISEIDO*"

We will strongly nurture the *SHISEIDO* brand, which is sold in many countries worldwide, as a prestige brand that symbolizes the Shiseido Group.

In order to consistently demonstrate the strength of the *SHISEIDO* brand, we will gradually integrate our lines and renew the product portfolio.

We will introduce the city concept, under which we will consider aspects of the huge global market as city-based units, not as country-based units. We will roll out aggressive marketing strategies supported by the concentration of resources in each city.

We will also build a business model for markets in which we conduct our business via distributors. These include emerging markets such as the Middle East and India, which are expected to follow the lead of China and Russia.

Establish an Undisputed Presence in Asia

Deploying our intimate knowledge of the skin types and tastes of Asian people, together with our business expertise in Japan, we will expand our masstige[5] marketing to cover all of Asia. First, we will successively roll out our Japanese mega lines across Asia with the aim of transforming them into Asian mega lines. In tandem with this, we will establish Shiseido Vietnam Inc. as a production base for the masstige business.

In China, we renewed the *AUPRES* cosmetics brand for the first time since its launch about 14 years ago. In addition, we plan to expand the Shiseido Chain Store business and establish a third sales channel to complement our existing department store and voluntary chain store channels, with the aim of maintaining average annual sales growth of 20 percent.

In Japan, we will implement a relationship building brand[6] strategy based on our strength in building strong ties with customers. Moreover, we will reduce the number of brands/lines to 21, centered on mega lines and relationship-building brands, and enhance marketing efficiency by concentrating marketing resources on them. To entrench a 100 percent customer-oriented sales approach, building on our innovations of Beauty Consultant activities and the switch to a new business trade system, we will put a stronger focus on sales reforms in ways such as abolishing the sales quota system and establishing a new set of process-centered evaluation benchmarks for sales force.

Notes:

5. Masstige: Coined word from "mass" and "prestige", and positioned as "more expensive than mass-produced products, but more moderately priced compared with prestige products."
6. Relationship-building brands: Group of brands that deepen relationships with customers through counseling activities.

Strengthen the Foundation for Enhancing the Value of the Shiseido Group

For Beauty Consultants, we will systemize customer service based on the spirit of *omotenashi* (hospitality), a Shiseido strength, embodying it in the "Shiseido Beauty Way" and promoting it globally.

In R&D, we will conduct research into treatments for rough skin and pores in addition to continuing existing research into skin-lighting and anti-aging. We will also step up research to find ways to help customers perceive the effectiveness of treatments. We will also focus on new areas, such as health and beauty care, cosmetic dermatology treatments and makeup advice for customers with skin conditions and scars. By actively promoting strategic alliances[7] and "open innovation"[8] – rather than adhering to the principle of self-sufficiency – we will strengthen research that achieves not only beautiful skin, but also inner enrichment.

Promote Earnings Structure Reforms and Strengthen Human Resource, Organizational and Corporate Governance Structures

In addition to reducing the number of brands, efforts to enhance productivity and lower costs of the entire Group will include reducing the number of product categories by about 30 percent.

Centered on the SAP system to be introduced in the year starting April 1, 2008, we will standardize our business processes. We will also reassess the functions and business practices of head office administration departments in order to improve their work quality and professional capabilities. Our aim is to build organizational capabilities befitting a global corporation.

We will build a global human resource system that removes distinctions between domestic and foreign employees and establish a training centre in China. In these and other ways we will foster personnel who can function effectively in the international arena.

In the area of corporate governance reform, we have already introduced various mechanisms to improve the quality of management. Building on this, we will promote director diversity[9] to strengthen the supervisory function of the Board of Directors. In addition, we will reduce the number of corporate officers and appoint younger people to vitalize and improve our execution capabilities.

Actively Promote CSR

As part of our initiatives for contributing to society, we will continue to develop and provide cosmetics that help brighten the lives of customers with serious skin concerns, such as birthmarks and white spots. We will expand these social beauty care activities throughout Japan and promote them overseas as well.

As a global citizen, we are also fully aware of our serious responsibility to protect the environment. To achieve this, we have set up a new Environmental Committee in addition to existing CSR committees[10], reporting directly to the Board of Directors. In addition, we will expand environmental initiatives globally. In March 2008, we had all company employees submit "eco ideas" in order to nurture environmental consciousness. Other initiatives going forward include conserving electricity at factories and tree planting in China.

Most important in our efforts to build a unique identity in the highly competitive global marketplace and develop into a global player representing Asia strengthens the Shiseido Group solidarity across countries and organizations.

Maximum performance as Shiseido employees in each country and strong solidarity across national borders and organizational lines will enable us to create a brand "loved by customers throughout the world," and establish an unsurpassed, world-class quality of business management.

We look forward to your continuing support.

Notes:

7. Alliance: Joint research conducted with other corporations, research institutions and universities.
8. Open innovation: R&D method based on open solicitation of ideas from around the world to cover needs that cannot be adequately addressed by in-house technologies.
9. Diversity: Bringing together a mix of people with different characteristics including nationality, age and gender. In the Board of Directors, different backgrounds and diverse points of view and perspectives enhance overseeing functionality.
10. CSR Committees: Committees reporting directly to the Board of Directors that are responsible for promoting the company-wide themes of corporate value creation and compliance. Specific issues include gender equality in the workplace, social contribution, corporate ethics, risk management and protecting the environment. CSR Committees consists Compliance Committee, Corporate Value Creation Committee, and Environmental Committee which was set up on April 1, 2008.

    For further details, please refer to "The Company's System for the Management and Execution of Business" (reference) at the end of "6. System under which execution of duties by Directors is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company is ensured duly to be conducted."

1. 2 Outline of the Shiseido Group

(The following sets forth the conditions as of March 31, 2008)

(1) Principal Business of the Shiseido Group

Segment	Main Business
Domestic Cosmetics	Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries) Professional Division (production and sale of beauty salon products, etc.) Healthcare Division (production and sale of health & beauty foods and over-the-counter drugs)
Overseas Cosmetics	Cosmetics Division (production and sale of cosmetics, cosmetic accessories, toiletries) Professional Division (production and sale of beauty salon products, etc.)
Others	Frontier Sciences Division (Production and sale of cosmetic ingredients, medical-use-pharmaceuticals, and beauty therapy cosmetics) Sale of clothing and accessories; operation of restaurants, real estate management/sales; etc.

(2) Major Business Hubs

Head Office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo

Shiodome Office: 6-2, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo

Factories:

Name	Location
Kamakura Factory	Kamakura-shi, Kanagawa Pref.
Kakegawa Factory	Kakegawa-shi, Shizuoka Pref.
Osaka Factory	Higashi-Yodogawa-ku, Osaka-shi, Osaka Pref.
Kuki Factory	Kuki-shi, Saitama Pref.

Laboratories:

Name	Location
Research Center (Shin-Yokohama)	Tsuzuki-ku, Yokohama-shi, Kanagawa Pref.
Research Center (Kanazawa-Hakkei)	Kanazawa-ku, Yokohama-shi, Kanagawa Pref.
Beauty Solution Development Center	Shinagawa-ku, Tokyo

(3) Major Subsidiaries and Affiliated Companies of Shiseido Group

Company Name	Location	Paid-in Capital	Voting Rights Held by the Company	Main Business
Shiseido Sales Co., Ltd.	Minato-ku, Tokyo	(JPY million) 100	(%) 100.0	Sale of cosmetics, etc. in Japan
Shiseido FITIT Co., Ltd.	Chuo-ku, Tokyo	(JPY million) 10	100.0	Sale of cosmetics, etc. in Japan
Shiseido International Inc.	Chuo-ku, Tokyo	(JPY million) 30	100.0	Sale of cosmetics, etc. in Japan
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	(JPY million) 100	100.0	Sale of toiletries
Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo	(JPY million) 250	100.0	Sale of beauty salon products, etc.
Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo	(JPY million) 100	100.0	Operation of beauty salons
Shiseido Pharmaceutical Co., Ltd	Chuo-ku, Tokyo	(JPY million) 100	100.0	Sale of over-the-counter drugs, etc.
Shiseido International Corporation	Delaware, U.S.A.	(USD thousand) 403,070	100.0	Holding company in U.S.A.
Shiseido America, Inc.	New York, U.S.A.	(USD thousand) 28,000	- (100.0)	Manufacture of cosmetics, etc. in U.S.A.
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(USD thousand) 15,300	- (100.0)	Sale of cosmetics, etc. in U.S.A.
Zotos International, Inc.	Connecticut, U.S.A	(USD thousand) 25,000	- (100.0)	Sale of beauty salon products, etc. in U.S.A
Shiseido International Europe S.A.	Paris, France	(EUR thousand) 247,473	100.0	Holding company in Europe
Shiseido International France S.A.S.	Paris, France	(EUR thousand) 36,295	- (100.0)	Manufacture of cosmetics, etc. in Europe
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR thousand) 5,200	- (100.0)	Sale of cosmetics, etc. in Germany
Shiseido Cosmetici (Italia) S.p.A.	Milan, Italy	(EUR thousand) 2,400	- (100.0)	Sale of cosmetics, etc. in Italy
Shiseido Europe S.A.S.	Paris, France	(EUR thousand) 7,000	- (100.0)	Sale of cosmetics, etc. in Europe
Beauté Prestige International S.A.	Paris, France	(EUR thousand) 17,760	- (100.0)	Sale of designer perfumes, etc.
Laboratoires Decléor S.A.S.	Paris, France	(EUR thousand) 19,374	- (100.0)	Manufacture and sale of esthetic and spa products
Shiseido China Co., Ltd.	Shanghai, China	(RMB thousand) 353,006	100.0	Holding company and sale of cosmetics, etc. in China
Shanghai Zotos Citic Cosmetics Co., Ltd.	Shanghai, China	(RMB thousand) 418,271	20.0 (92.6)	Manufacture of cosmetics, etc. in China
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(RMB thousand) 94,300	32.0 (65.0)	Manufacture and sale of cosmetics, etc. in China
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HKD thousand) 123,000	50.0	Sale of cosmetics, etc. in Hong Kong
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(TWD thousand) 1,154,588	51.0	Manufacture and sale of cosmetics, etc. in Taiwan
The Ginza Co., Ltd.	Chuo-ku, Tokyo	(JPY million) 100	96.9	Sale of clothing and accessories, etc.
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	(JPY million) 100	99.3	Operation of restaurants
Selan Anonymous Association	Chiyoda-ku, Tokyo	(JPY million) 11,600	- [100.0]	Management of real estate

Note: Figures in parentheses ( ) in the Voting Rights Held by the Company column include the share of indirect ownership. Those in brackets [ ] indicate share of related or approved parties.

(4) Matters Concerning Employees of the Group

Business Category	Number of Employees		Comparison with the previous fiscal year	
Domestic Cosmetics	12,278	[10,252]	Δ349	[Δ1,081]
Overseas Cosmetics	15,681	[487]	+1,758	[+77]
Others	834	[474]	Δ76	[+40]
Total	28,793	[11,213]	+1,333	[Δ964]

Notes: 1. Triangular marks (Δ) indicate negative figures.

2. The numbers of employees are shown full-time employees. Temporary employees are shown in [ ]. Temporary employees are part-time workers and non-regular staffs, and dispatched employees are excluded.

3. The main reason the numbers of employees have increased is due to the reinforcement of sales staff for accelerating expansion of our China business.

2. Matters Concerning Shares

(The following sets forth the conditions as of March 31, 2008)

(1) Total Number of Shares Authorized to be Issued: 1,200,000,000 shares

(2) Number of Shares Issued and Outstanding: 410,000,000 shares

Note: Cancellation of treasury stock was resolved by the meeting of Board of Directors held on October 25, 2007 and 14,562,353 shares were cancelled on November 7, 2007.

(3) Number of Shareholders: 33,075

(4) Principal Shareholders

Shareholders	Investment in the Company	
	Number of shares held	Percentage of shareholding
	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	22,505	5.48 (5.56)
Mizuho Bank, Ltd.	21,226	5.17 (5.25)
State Street Bank and Trust Company	20,467	4.99 (5.06)
Japan Trustee Services Bank, Ltd (Trust Account)	19,073	4.65 (4.71)
Hero & Co.	15,118	3.68 (3.74)
NIPPONKOA Insurance Company, Limited	13,112	3.19 (3.24)
Asahi Mutual Life Insurance Company	12,079	2.94 (2.98)
Mizuho Corporate Bank, Ltd.	11,382	2.77 (2.81)
Mitsui Sumitomo Insurance Company, Limited	10,211	2.49 (2.52)
Nippon Life Insurance Company	9,747	2.37 (2.41)

Notes:
1. Calculations of percentage of shareholding include total outstanding of shares. Calculations of shareholding indicate ( ), exclude treasury shares from total outstanding of shares.
2. The Company holds 5,794 thousand treasury shares.
3. All shares held by The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Services Bank, Ltd (Trust Account) are in connection with the respective bank's trust business.
4. It is reported that Mizuho Bank, Ltd. has filed on July 23, 2007 reporting of major shareholdings comprising 21,226 thousand shares. As of January 10, 2008, it has filed the reports of amendment to major shareholdings comprising 15,226 thousand shares, and as of March 24, 2008, comprising 19,426 thousand shares.
   Shares held by Mizuho Bank, Ltd. is 21,226 thousand shares, inclusive their holding 11,226 thousand shares and holding by its employee pension trust 10,000 thousand shares (6,000 thousand shares with voting rights and 4,000 thousand shares without voting rights) under the two registered names.
5. State Street Bank and Trust Company is nominee share account that represent shares in the Company owned primarily by institutional investors in Europe and the U.S. for custodial purpose.
6. Hero & Co. is the nominal holder for Bank of New York, a depositary bank for the American Depositary Receipts (the "ADRs") of the Company.

3. Matters Concerning Stock Acquisition Rights

The Company issues stock acquisition rights for directors, corporate officers, employees and directors and employees of related companies. These are classified into executive compensation-type stock options (2 types), and employees incentive-type and reward-type stock options (2 types).

(1) Executive compensation-type stock options

1) Stock compensation-type stock options as medium-term incentives

To make the directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company issues stock acquisition rights as stock options.

The stock acquisition rights, which are characterized as remuneration linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be Yen 1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate more than 90% of achievement of targets under the plan be reached (with 110% capped) rate.

No stock acquisition rights are allotted to external directors and corporate auditors.

[Stock acquisition rights issued during the current fiscal year]

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued in consideration of duty	August 23, 2007	Directors and corporate officers of the Company	Directors of the Company 1 person 2 rights Corporate officers who do not serve as director 5 persons 15 rights	Ordinary shares 2,000 shares 15,000 shares	2,372 yen per share	1 yen per share	From July 1, 2008 to June 30, 2011

[Stock acquisition rights issued during the previous fiscal years]

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued free of charge	July 28, 2005	Directors and corporate officers of the Company	Directors of the Company 7 persons 150 rights Auditors of the Company 1 person 8 rights Others 17 persons 158 rights	Ordinary shares 150,000 shares 8,000 shares 158,000 shares	Gratis issue	1 yen per share	From July 1, 2008 to June 30, 2011
Stock acquisition rights issued in consideration of duty	August 23, 2006	Directors and corporate officers of the Company	Directors of the Company 3 persons 9 rights Others 3 persons 12 rights	Ordinary shares 9,000 shares 12,000 shares	2,204 yen per share	1 yen per share	From July 1, 2008 to June 30, 2011

Notes: 1. Holding of the stock acquisition rights as of March 31, 2008 by corporate auditor of the Company were granted

during his term of office as corporate officer.

2. Terms and conditions of the exercise of stock acquisition rights was consolidated operating income to sales on a consolidated basis for the year ending March 31, 2008 was 8.77 % and the rate of achievement of actual performance was 109.6 %. Therefore the position of stock acquisition rights as of May 16, 2008 are as follows.

Issue date of stock acquisition rights	Holding condition and position of the stock acquisition rights as of May 16, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights
July 28, 2005	Directors of the Company 7 persons 143 rights Auditor of the Company 1 person 7 rights Others 17 persons 141 rights	Ordinary shares 143,000 shares 7,000 shares 141,000 shares
August 23, 2006	Directors of the Company 3 persons 6 rights Others 3 persons 9 rights	Ordinary shares 6,000 shares 9,000 shares
August 23, 2007	Director of the Company 1 person 1 right Corporate officers who do not serve as director 5 persons 10 rights	Ordinary shares 1,000 shares 10,000 shares

2) Stock options as long-term incentives

To link remuneration of the directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues stock acquisition rights as stock options.

The stock acquisition rights are stock options characterized as remuneration linked with its stock prices as long-term incentives to the directors and corporate officers of the Company.

No stock acquisition rights are allotted to external directors and corporate auditors.

[Stock acquisition rights issued during the current fiscal year]

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued in consideration of duty	August 23, 2007	Directors and corporate officers of the Company	Directors of the Company 7 persons 81 rights Corporate officers who do not serve as director 14 persons 78 rights	Ordinary shares 81,000 shares 78,000 shares	Gratis issue	2,615 yen per share	From August 1, 2009 to July 30, 2017

[Stock acquisition rights issued during in previous fiscal years]

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued free of charge	July 16, 2002	Directors and corporate officers of the Company	Director of the Company 1 person 15 rights Auditor of the Company 1 person 15 rights Others 14 persons 223 rights	Ordinary shares 15,000 shares 15,000 shares 223,000 shares	Gratis issue	1,669 yen per share	From July 1, 2004 to June 26, 2012
	July 31, 2003	Directors and corporate officers of the Company	Directors of the Company 3 persons 12 rights Auditor of the Company 1 person 3 rights Others 12 persons 166 rights	Ordinary shares 12,000 shares 3,000 shares 166,000 shares	Gratis issue	1,287 yen per share	From July 1, 2005 to June 26, 2013
	July 26, 2004	Directors and corporate officers of the Company	Directors of the Company 6 persons 160 rights Auditor of the Company 1 person 20 rights Others 25 persons 569 rights	Ordinary shares 160,000 shares 20,000 shares 569,000 shares	Gratis issue	1,427 yen per share	From July 1, 2006 to June 28, 2014

	July 28, 2005	Directors and corporate officers of the Company	Directors of the Company 7 persons 92 rights Auditor of the Company 1 person 6 rights Others 18 persons 160 rights	Ordinary shares 92,000 shares 6,000 shares 160,000 shares	Gratis issue	1,481 yen per share	From July 1, 2007 to June 28, 2015
Stock Acquisition rights issued in consideration of duty	August 23, 2006	Directors and corporate officers of the Company	Directors of the Company 7 persons 67 rights Auditor of the Company 1 person 4 rights Others 15 persons 70 rights	Ordinary shares 67,000 shares 4,000 shares 70,000 shares	Gratis issue	2,300 yen per share	From August 1, 2008 to July 30, 2016

Note: Holding of the stock acquisition rights as of March 31, 2008 by corporate auditor of the Company were granted during his term of office as corporate officer.

(2) Stock Options as employees incentive-type and reward-type stock options

1) Employee-incentive-type stock options

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

[Stock acquisition rights issued in previous fiscal years]

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued free of charge	November 7, 2005	Employees of the Company, directors and employees of related companies	543 persons 710 rights	Ordinary shares 710,000 shares	Gratis issue	1,896 yen per share	From July 1, 2007 to June 30, 2010

2) Reward-type stock options

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issues stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

[Stock acquisition rights issued in previous fiscal years]

	Issue date of stock acquisition rights	Grantees of stock acquisition rights	Holding condition and position of the stock acquisition rights as of March 31, 2008	Class and number of shares to be issued or transferred upon exercise of stock acquisition rights	Amount paid for stock acquisition rights	Amount to be paid upon exercise of stock acquisition rights	Stock acquisition rights exercise period
Stock acquisition rights issued free of charge	October 27, 2005	Employees of the Company	2 persons 3 rights	Ordinary shares 3,000 shares	Gratis issue	1,865 yen per share	From November 1, 2005 to October 31, 2008
	March 8, 2006	Employees of the Company, directors and employees of related companies	9 persons 21 rights	Ordinary shares 21,000 shares	Gratis issue	2,012 yen per share	From April 1, 2006 to March 31, 2009

Note: 6 stock acquisition rights, which had not been exercised, issued on March 9, 2005 were expired on March 31, 2008.

4. Matters Concerning Officers of the Company

(1) Name, Position and Duty and Occupation for the Directors and Corporate Auditors of the Company

Position	Name	Duty and Major Occupation	
		As of March 31, 2008	As of April 1, 2008
President & CEO (Representative Director)	Shinzo Maeda	CEO & COO	
Vice President (Representative Director)	Seiji Nishimori	Responsible for Advertising Creation, Public Relations, and Corporate Culture	Responsible for Overall Corporate Management
Corporate Senior Executive Officer (Director)	Toshimitsu Kobayashi	Responsible for Domestic Cosmetics Business Sales	
Corporate Executive Officer (Director)	Yasuhiko Harada	Responsible for Finance	Chief Financial Officer Responsible for Finance, IR, Information System Planning, Logistics, Operational Reforms and Internal Control
Corporate Executive Officer (Director)	Kimie Iwata	Responsible for Personnel and Consumer Information	Responsible for Consumer Information, Corporate Culture, Public Relations, Corporate culture Reforms and Committees under Direct Control of the Directors
Corporate Executive Officer (Director)	Masaaki Komatsu	Responsible for Research & Development, Production, Technical Affairs, and Technical Planning	Responsible for Research & Development, Production, and Technical Planning
Corporate Officer (Director)	Kiyoshi Kawasaki	General Manager of Corporate Planning Department	Responsible for Domestic Non-Shiseido Brand Business, Boutique Business and Advertising Creation
External Director	Shoichiro Iwata	-	
External Director	Tatsuo Uemura	-	
Corporate Auditor	Kiyoharu Ikoma	-	
Corporate Auditor	Kazuko Ohya	-	
External Corporate Auditor (Part time)	Akio Harada	-	
External Corporate Auditor (Part time)	Eiko Ohya	-	
External Corporate Auditor (Part time)	Nobuo Otsuka	-	

Notes:
1. Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are external directors as provided in Item 15 of Article 2 of the Corporate Law.
2. Mr. Akio Harada, Ms. Eiko Ohya, and Mr. Nobuo Otsuka are external corporate auditors as provided in Item 16 of Article 2 of the Corporate Law.
3. Ms. Kazuko Ohya , corporate auditor, Mr. Nobuo Otsuka, external corporate auditor were newly elected at the 107th ordinary general meeting of shareholders of the Company held on June 26, 2007, and assumed their respective offices as of the same date.
4. Ms. Kimie Iwata, to vice president, Mr. Yasuhiko Harada, to corporate senior executive officer, Mr. Kiyoshi Kawasaki, to corporate executive officer, were promoted on April 1, 2008.
5. Corporate auditor, Mr. Kiyoharu Ikoma has held the position of general manager of Corporate Planning Department and Financial Department, etc. and has respectable knowledge in finance and accounting.

6. The corporate auditors who retired at the close of the 107th ordinary general meeting of shareholders of the Company held on June 26, 2007 are as follows:

Position at the time of retirement	Name	Date and reasons for retirement
Corporate Auditor (Full Time)	Isao Isejima	June 26, 2007 (completion of term of office)
External Corporate Auditor (Part time)	Hiroshi Yasuda	June 26, 2007 (completion of term of office)

(2) Matters concerning assignment at the Company and representation of other companies, etc. of Directors and Auditors
(The following sets forth the conditions as of March 31, 2008)

Position	Name	Representation of other companies, etc
President & CEO (Representative Director)	Shinzo Maeda	Chairman of the Shiseido Social Welfare Foundation
Corporate Senior Executive Officer (Director)	Toshimitsu Kobayashi	President and Representative Director of Shiseido Sales Co., Ltd.
External Director	Shoichiro Iwata	President & CEO of ASKUL Corporation
External Director	Tatsuo Uemura	Dean of Faculty of Law and the School of Law, Professor of Waseda Law School and Waseda University
External Corporate Auditor (Part time)	Akio Harada	Attorney at Law External director of Seiko Holdings Corporation Outside director of Mitsubishi UFJ Financial Group, Inc. Outside Corporate Auditor of Sumitomo Corporation Outside Corporate Auditor of Samantha Thavasa Japan Limited President of Tokyo Woman's Christian University
External Corporate Auditor (Part time)	Eiko Ohya	President of Ohya Eiko Jimusho Co., Ltd. External director of Takashimaya Company Limited
External Corporate Auditor (Part time)	Nobuo Otsuka	President of Keiseikai Hospital

Notes: I. Relationship between the Company and companies, which external officers concurrently assume, are as stated below.

1. External director, Mr. Shoichiro Iwata concurrently assumes the office of Representative director and President of ASKUL Corporation ("ASKUL"), with which the Company has the following transactions:
   1) The Company purchases stationeries, etc. from ASKUL and such purchases of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the cost of sales and the selling, general and administrative expenses for the current fiscal year. Moreover, purchases by the Shiseido Group of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the consolidated cost of sales and the consolidated selling, general and administrative expenses for the same fiscal year.
   2) A subsidiary of the Company sells toiletry products, etc. for office use to ASKUL and such sales represented less than 0.1% of the consolidated net sales of the Company for the current fiscal year.
   3) ASKUL sells through catalogue sales toiletry products, etc. for office use which are not produced by the Shiseido Group and such sales represented approximately 0.4% of net sales of ASKUL for the year from April 1, 2007 to March 31, 2008.
   4)ASKUL sells stationeries to the Company and such sales responded less than 0.1% of the net sales for the year, from April 1, 2007 to March 31, 2008, and vice versa less than 0.1%.
2. External corporate auditor, Ms. Eiko Ohya concurrently assumes the office of President of Ohya Eiko Jimusho Co., Ltd. The Company and Ohya Eiko Jimusho Co., Ltd. have no commercial transaction.

II. External corporate auditor, Ms. Eiko Ohya concurrently assumes the office of external director, which position is independent from business execution, of Takashimaya Company Limited. The Company and Takashimaya Company Limited have the following transactions:

1) A subsidiary of the Company sells cosmetics and toiletry products, etc. to Takashimaya Company Limited and such sales represented approximately 0.8% of the consolidated net sales of the Company for the current fiscal year.

2) Purchase from a subsidiary of the Company represented less than 0.1% of the total amount of purchase by Takashimaya Company Limited of its fiscal year 2008, from March 1, 2007 to February 29, 2008.

(3) Corporate Officers who do not serve as Director

Position	Name	Duty and Major Occupation	
		As of March 31, 2008	As of April 1, 2008
Corporate Executive Officer	Carsten Fischer	Responsible for International Business, Professional Business and China Business Chief Officer of International Business Division and Chief Officer of Professional Business Operations Division	Responsible for Global Business (International Business, China Business and Professional Business) Chief Officer of International Business Division and Professional Business Operations Division
Corporate Executive Officer	Kohei Mori	Responsible for Information System Planning and Logistics	-
Corporate Officer	Kozo Hanada	General Manager of Sales Department, Structured Retail Stores	Responsible for Structured Retail Stores and Domestic Cosmetics Business, General Manager of Sales Department and Structured Retail Stores
		President and Representative Director of FT Shiseido Co., Ltd. Vice President and Director of Shiseido Sales Co., Ltd.	
Corporate Officer	Toshihide Ikeda	Responsible for Technical Planning	-
Corporate Officer	Tamio Inaba	Responsible for Business Strategy and Marketing of Domestic Cosmetics Business	
Corporate Officer	Kiyoshi Nakamura	Responsible for Technical Affairs	-
Corporate Officer	Kazutoshi Satake	Responsible for Domestic Non-Shiseido Brand Business, and Boutique Business	-
Corporate Officer	Tatsuomi Takamori	Chief Officer of China Business Division and General Manager of Marketing Development Department, China Business Division	Chief Officer of China Business Division
Corporate Officer	Mitsuo Takashige	General Manager of Personnel Department	Responsible for Personnel General Manager of Personnel Department
Corporate Officer	Kazuo Tokubo	Responsible for R&D Strategy, and Basic Research , Research Administration, Patents, Global R&D and China Research Center	Responsible for Functional Food, Innovative Science Research & Development and Patents
Corporate Officer	Takafumi Uchida	General Manager of General Affairs Department	Responsible for General Affairs, Legal Affairs and Executive Affairs General Manager of General Affairs Department
Corporate Officer	Takemasa Yamanaka	Responsible for Healthcare Business and Frontier Science Business General Manager of Healthcare Business Division President and Representative Director of Shiseido Beauty Foods Co., Ltd.	-
Corporate Officer	Yutaka Yamanouchi	President and Representative Director of Shiseido Amenity Goods Co., Ltd.	-
Corporate Officer	Toshio Yoneyama	Responsible for Product Development and Software Development	Responsible for Healthcare Business and Frontier Science Business Chief Officer of Healthcare Business Division President and Representative Director of Shiseido Beauty Foods Co., Ltd.

Notes: 1. Corporate Officers who retired on March 31, 2008 are as follows:

Position at the time of Retirement	Name
Corporate Executive Officer	Kohei Mori
Corporate Officer	Toshihide Ikeda, Kiyoshi Nakamura, Kazutoshi Satake, Takemasa Yamanaka, Yutaka Yamanouchi

2. Corporate Officers who were elected on April 1, 2008 are as follows:

Position	Name	Duty and Major Occupation
Corporate Officer	Tsunehiko Iwai	Responsible for Technical Planning and Technical Affairs General Manager of Technical Department
Corporate Officer	Shoji Nishiyama	Responsible for Cosmetics Products Research & Development and Software Development
Corporate Officer	Hisayuki Suekawa	General Manager of Corporate Planning Department
Corporate Officer	Shoji Takahashi	Responsible for the Americas, International Business Division
Corporate Officer	Ryuichi Yabuki	Responsible for Specialty Stores, Domestic Cosmetics Business Vice President and Director, of Shiseido Sales Co., Ltd.

(4) Remuneration, etc. to Directors and Corporate Auditors

1) Outline of the executive remuneration policy of the Company

The executive remuneration policy of the Company is established by the Remuneration Committee which includes members outside Shiseido and an external director who chairs the committee in order to obtain a neutral view point and high transparency.

This system consists of a basic fixed remuneration and a performance-linked remuneration that fluctuates according to attainment of performance targets and stock price, both of which are nearly equal. The performance-linked remuneration consists of a bonus based on an annual consolidated performance; medium-term incentive stock options based on targets of the Three-Year Plan started in 2005; and long-term incentive stock options, primarily aimed at fostering a shared awareness of profits with shareholders.

External directors and corporate auditors receive fixed basic remuneration only, as performance-linked remuneration is inconsistent with their supervisory functions from a stance independent from business execution.

The Company sets appropriate remuneration levels by making comparisons with companies in the same industry or of the same scale.

Meanwhile, the Company abolished its traditional officer's retirement benefit plan as of June 29, 2004 on which the 104th ordinary general meeting of shareholders was held.

The executive remuneration policy of the Company is to be amended from 2009 in that the portion of basic fixed remuneration to be decreased and that of performance-linked remuneration to be increased from equal rate to around 60%.

2) Amount of remuneration, etc. to Directors and Corporate Auditors of the current fiscal year

(Millions of yen)

	Basic fixed remuneration	Bonuses	Stock Options	Total
Directors (9 persons)	222	120	38	381
External directors among directors (2 persons)	26	-	-	26
Corporate Auditors (5 persons)	85	-	-	85
External corporate auditors among corporate auditors (3 persons)	33	-	-	33
Total	308	120	38	466

Notes: 1. Basic remuneration for directors has the ceiling amount of 30 million yen per month as per resolution of the 89th ordinary general meeting of shareholders held on June 29, 1989.
Basic remuneration for corporate auditors has the ceiling amount of 10 million yen per month as per resolution of the 105th ordinary general meeting of shareholders held on June 29, 2005.

2. Amount to be paid in bonuses to directors is subject to the approval of the Fifth Item of Business (Payment of Bonuses to Directors) at this ordinary general meeting of shareholders.
3. Besides set forth above the allowance, the Company paid remuneration to directors and corporate auditors during the current fiscal year.
1) Bonuses to directors in 2006
Total amount paid to 7 directors: 126 million yen
This payment was based on resolution of the 107th ordinary general meeting of shareholders held on June 26, 2007
2) Remuneration to 2 retired corporate auditors
Total amount paid remuneration to 2 retired corporate auditors who retired at the close of the 107th general meeting of shareholders.
Basic fixed remuneration from April 2007 to June 2007: 10 million yen
3) Retirement benefits accrued in previous years
Total amount paid remuneration to a retired director who retired at the close of the 104th general meeting of shareholders held on June 29, 2004 and who retired office of corporate officer on March 31, 2008 was 95 million yen.
Total amount paid remuneration to retired corporate auditor who retired at the close of the 107th general meeting of shareholders held on June 26, 2007 was 9 million yen.
The above payments were granted based on the resolution of the 104th ordinary general meeting of shareholders, which abolished its traditional system of officer's retirement benefit plan.
4) Besides set forth above the allowance, a subsidiary of the Company paid the amount of 14 million yen as basic fixed remuneration during the fiscal year to a director concurrently assuming the office of director of subsidiary of the Company, and it will pay 8 million yen as bonus for the fiscal year.

(5) Other matters related to External Officers
(The following sets forth the conditions as of March 31, 2008)

1) Major Activities

Position	Name	Major activities
External Director	Shoichiro Iwata	Mr. Iwata attended 13 out of 14 Board of Directors meeting. Based on his views to the management of the Company, which are free from the Company's established structure, he made remarks as necessary and fulfilled a supervisory function in regard to the management.
External Director	Tatsuo Uemura	Mr. Uemura attended 13 out of 14 Board of Directors meeting. Based on his experiences and knowledge through his involvement in capital market and corporate governance, in addition to his legal knowledge as a university professor specializing in legal research, he made remarks as necessary and fulfilled a supervisory function in regard to the management.
External corporate auditor (Part time)	Akio Harada	Mr. Harada attended 11out of 14 Board of Directors meeting and 12 out of 14 Board of Corporate Auditors meeting. Based on his legal experiences and knowledge, he made remarks as necessary and fulfilled a supervisory function in regard to the management.
External corporate auditor (Part time)	Eiko Ohya	Ms. Ohya attended 13 out of 14 Board of Directors meeting and 13 out of 14 Board of Corporate Auditors meeting. Based on her business experiences and knowledge, she made remarks as necessary and fulfilled a supervisory function in regard to the management.
External corporate auditor (Part time)	Nobuo Otsuka	Mr. Otsuka attended 10 out of 11 Board of Directors meeting and 10 out of 11 Board of Corporate Auditors meeting. Based on his knowledge and experiences as a director of medical corporations, he made remarks as necessary and fulfilled a supervisory function in regard to the management.

Note: As Mr. Nobuo Otsuka was elected as an auditor at the 107th ordinary general meeting of the shareholders held on June 26, 2007 and he assumed office, the attendance frequency to the Board of Directors meeting and the corporate auditors meeting is described since that date.

2) Outline of execution of agreements for reduction of liabilities

The Company established provisions in the Articles of Incorporation enabling the Company to enter into an agreement with external directors and external auditors limiting their liability through a resolution at the 106th ordinary general meeting of shareholders held on June 29, 2006 for the purpose of inducing external directors and external auditors to fully perform expected roles and enabling the Company to invite competent personnel.

Pursuant to these provisions the Company concluded such an agreement with 5 external directors and external auditors under which his/her liability for remuneration shall be limited to the minimum limited liability provided in the laws and ordinances.

5. Matters Concerning Accounting Auditor

(1) Name of Accounting Auditor

KPMG AZSA & Co.

Notes 1: The Company does not conclude execution of agreements for reduction of liabilities with KPMG AZSA & Co.

2: Of the significant subsidiaries of the Company, 16 overseas subsidiaries are subject to audits of accounts (including similar documents) by a certified public accountant or incorporated accounting firm (including overseas auditors possessing similar qualifications) other than the accounting auditor of the Company.

(2) Remuneration, etc. to the Accounting Auditor

(Millions of yen)

	Amount
Amount of remuneration, etc. paid for services rendered as accounting auditors during the current fiscal year	77
Total cash and other remuneration to be paid by the Company and its subsidiaries to their accounting auditors	120

Note: The agreement between the Company and its accounting auditor does not separately stipulate audit remunerations based on the Corporate Law or Financial Instruments and Exchange Law. Hence, the remuneration, etc. in above "Amount of remuneration paid for services rendered as accounting auditor during the current fiscal year" does not separate these two types of payment.

(3) Details of duties other than audit

The Company has commissioned the accounting auditor advisory service regarding internal control over financial reporting. The amount of remuneration, etc. for the service is 13 million yen and which is included above "Total cash and other remuneration to be paid by the Company and its subsidiaries to their accounting auditors" in above (2).

(4) Policy relating to determination of dismissal or not reappointment of accounting auditor

In the event that the Company determines that the accounting auditor of the Company is prevented materially from conducting audit of the Company for the reasons, among other things, that the accounting auditor violates its duties, negates its duties or behaves misconducts inappropriate as accounting auditor, the Board of Corporate Auditors shall dismiss the accounting auditor pursuant to Article 340 of the Corporate Law. Furthermore, in addition, in the event that it is deemed that the accounting auditor is unable to carry out duly its duties or change in the accounting auditor to another audit firm is reasonably required to enhance the appropriateness of accounting audit, the Company shall submit proposal to the general meeting of shareholders for the dismissal of the accounting auditor or not reappointing the accounting auditor upon obtaining consent of the Board of Corporate Auditors or receiving request from the Board of Corporate Auditors.

6. System under which execution of duties by Directors is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company is ensured duly to be conducted

The Company, at the meeting of Board of Directors held on March 31, 2008, resolved that the Company renewed "Basic Policy regarding Internal Control System", which was set out at the meeting of the Board of Directors held on May 12, 2006. The Company added fundamental thought toward exclusion of anti-social power and the status for arrangement , in "Basic Policy regarding Internal Control Systems" as stated below.

(1) System under which execution of duties by directors and employees is ensured to comply with laws, ordinances, and the Articles of Incorporation of the Company; system under which business of the Company and its subsidiaries and affiliates as a group is ensured duly to be conducted.

The Board of Directors shall determine important matters which will affect the Company and its subsidiaries and affiliates as a group. Representative director of the Company shall regularly report the status of execution of business to the Board of Directors. The Company shall appoint external directors to strengthen and maintain the Board of Directors' supervisory functions in regard to operational execution. The corporate auditors audit legality and appropriateness of the director's execution of business. Upon request of any corporate auditor, directors and employees shall report the status of execution of business to the corporate auditor.

The Company enacted "Corporate Ideals," "The Shiseido Way (Corporate Behavior Declaration)" and "The Shiseido Code (Corporate Ethics and Behavior Standards)" common to the Shiseido group, with which each individual in the group should comply in executing business so that legitimate and fair corporate activities are promoted. *

Compliance Committee, under jurisdiction of the Board of Directors, shall be responsible for improving the quality of the Company by enhancing legitimate and fair corporate activities of the group, and risk management. The committee shall propose and report the plans and activities to the Board of Directors. The Company positions a "Code Leader" at each business office, who shall promote legitimate and fair corporate activities, and the Company shall conduct regular training programs for compliance to all employees. The "Code Leaders" shall report the status of such activities to the "Compliance Committee".

The Company shall provide multiple reporting and consultation help lines, which include external lawyers, to detect and correct at an early stage actions that contravene the law, ordinances, the Articles of Incorporation and other regulations of the Company.

Internal auditing shall be conducted with respect to the overall group companies to assure appropriateness of business. The results of audit shall be reported to directors and corporate auditors.

(2) System under which directors shall be ensured to efficiently execute duties

The Company adopted a corporate executive officer system to actualize smooth and highly efficient corporate management, wherein functions of directors, who are responsible for decision-making and overseeing execution of business are separate from those of corporate officers, who are responsible for business execution.

A Representative Director responsible for execution of business coordinates execution of the overall group business aimed at achieving corporate targets. A corporate officer shall fix the specified target in the assigned field and set up a business system by which the target shall efficiently be achieved. Furthermore, with respect to the execution of important business, the Corporate Executive Officer Committee consisting of corporate officers shall deliberate the business execution from viewpoints of various aspects.

The Board of Directors and the Corporate Executive Officer Committee shall confirm the status of development vis-à-vis the target and conduct necessary improvement measure.

(3) System under which information regarding execution of business by directors shall be maintained and controlled

Important documents such as minutes of the Board of Directors meetings and minutes of the Corporate Executive Officer Committee meetings shall be controlled pursuant to the internal regulations of the Company and presented to directors and corporate auditors immediately whenever requested for inspection.

In addition, information with respect to execution of business by directors and employees shall be controlled pursuant to "Information System Controlling Regulation", "Confidential Information Controlling Regulation" and other regulations.

(4) Regulation regarding Control of Risk for Loss and other Regulation Systems

The "Compliance Committee," under the jurisdiction of the Board of Directors, shall manage risks associated with corporate activities of the whole group. Risks associated with management strategy and business execution shall be recognized and evaluated to designated teams so that necessary measures shall be taken.

A contingency manual shall be prepared to deal with emergency situation. In the case of emergency, countermeasure headquarters, projects or teams shall be set up pursuant to the levels of the emergency and shall take countermeasures.

(5) Matters related to employees to assist duties of corporate auditors when corporate auditors request to do so and matters related to the independence of such employees from directors

Employees shall be positioned to assist the Board of Auditors and corporate auditors as the Board of Auditors Staff Group. The personnel of the Board of Auditors Staff Group shall be determined by taking corporate auditors' opinion into consideration.

(6) System under which directors and employees report to corporate auditors and other systems, under which any report is made to corporate auditors

Directors and employees shall report the status of business execution to corporate auditors through meetings of the Board of Directors and other important meetings, and the results of audit performed by the Internal Audit Department.

In addition, the status of business and conditions of assets shall be reported to corporate auditors upon their request.

(7) Other systems under which audit by corporate auditors is ensured efficiently to be performed

Opinion exchange meetings shall be held regularly between Representative Directors and corporate auditors. The Company shall ensure a system under which corporate audits are implemented efficiently. Liaison meeting shall be held among corporate auditors, accounting auditors and the internal audit department upon request of corporate auditors. In addition, corporate auditors shall be ensured to attend meetings of various meetings.

*** Fundamental thought toward exclusion of anti-social power and the status for arrangement therefor**

In the Shiseido Code (Corporate Ethics and Behavior Standards), the Company has declared that it will firmly stand on its ground against any person or group of people having anti-social power and it will never give such person or group any benefits. A coordination office was established in the CSR Group of the General Affairs Department for the purpose of intensively collecting information and at the same time the Manual on how to cope with such power is revised on the intranet. Consulting with the local police offices for cooperation, the Company became a member of the "Conference on how to cope with particular violence" so

that it strengthened to collect outside information and the cooperation with outside organizations.

(The Company's System for the Management and Execution of Business)


General Meeting of Shareholders
Appointment, termination
Resolution at the General Meeting of Shareholders based on laws
Appointment, termination
Appointment, termination
Accounting Auditor
Audit
Board of Directors Shiseido Co., Ltd.
Audit
Board of Auditors
<Advisory Committees to the Board of Directors>
Remuneration Committee
Nomination Advisory Committee
Report
Supervision
Corporate Executive Officer Committee
<CSR Committees under jurisdiction of the Board of Directors>
Compliance committee
Corporate value creation committee
Environmental committee *
Proposal of important items based on laws and management
Proposal
Resolution, approval
Resolution, approval
Policy Meeting of Corporate Officers
Decision-Making Meeting of each Corporate Officer

* Environmental committee was newly established on April 1, 2008.

7. Basic Policy relating to Controlling the Company

The Company resolved, at the meeting of the Board of Directors held on April 27, 2006, to countermeasures against large-scale acquisitions of its shares (known as an advance-warning rights plan; hereinafter, the "Plan"), and the basic policy is stated in (1) below.

Furthermore, at the 106th ordinary general meeting of shareholders, the defense measures were approved as the third and the seventh items of business by resolution for the purpose of preventing an inappropriate person from controlling the Company contrary to the basic policy.

The Plan, which was approved and adopted at the 106th ordinary general meeting of shareholders, is effective until the conclusion of the 108th ordinary general meeting of shareholders, which is scheduled for June 25, 2008. However, the Company decided that the Company should implement the New Three-Year Plan steadily in order to increase its competitiveness and maintain sustainable growth in the global markets and to assure or increase its corporate value and the common interests of its shareholders. The Company therefore passed a resolution at its Board of Directors meeting held on April 30, 2008 to abolish the Plan upon the conclusion of the shareholders meeting and thereafter not to continue the Plan. As the Company has decided not to continue the Plan, the Article 15 will be deleted per the resolution of the shareholders meeting

The details thereof are stated in (2)2) below.

(1) The details of the basic policy

The Company deems it necessary that the person controlling the financial and business policy of the Company (i) understands the source of the corporate value of the Company, such as tangible and intangible management resources of the Company group, the potential effect achieved by the execution of undertakings for future development, the synergy effect realized by the organic consolidation of relationships of confidence between business segments and personal network, and culture, capital and society, and (ii) is able to continuously and persistently secure and enhance the corporate value of the Company and the common interest of its shareholders.

Since its establishment in 1872, the Company has consistently modeled its corporate management on the spirit of "contributing to the beauty and health of numerous customers, thus benefiting them and society in general". In the future too, the Company group will embrace this spirit, with the fundamental principle of "remaining a company that makes a lasting contribution to customers around the world". Moreover, the Company believes that winning, as a "valuable corporation", the support of all of its stakeholders, including its shareholders, customers, business partners, employees and society in general, and creating value together actually bring about greater shareholder value. At the same time, further enhancing the value of the Company's corporate brand, *SHISEIDO,* is the key to increasing the Company's corporate value in the 21st century. To achieve this, the Company understands that its social responsibilities as a corporation and its response to environmental issues are also essential, together with the enhancement of the economic value.

In the event that there is a large scale share acquisition of the Company which facilitates the increase in the corporate value of the Company and the common interest of its shareholders, the Company does not intend to oppose the purchase consummated pursuant to the rules of the capital market. Moreover, the Company believes that it is the shareholders who finally decide to approve or disapprove a large scale share acquisition proposal which entails the transfer of controlling power over the Company.

There are a number of large-scale share acquisitions that would benefit neither the corporate value of the company nor the common interest of its shareholders. These include: (i) those with a purpose that would obviously harm the corporate value of the target company and, in turn, the common interest of its shareholders; (ii) those with the potential to substantially coerce shareholders into selling their shares; (iii) those that do not provide sufficient time or information for the target company's Board of Directors and shareholders to consider the large-scale share acquisition or similar action, or for the target company's Board of Directors

to make an alternative proposal; and (iv) those that require the target company to negotiate with the acquirer in order to procure more favorable terms for shareholders than those presented by the acquirer or similar reason.

Unless a party acquiring large quantities of shares in the Company is appropriately aware of the management environment surrounding the Company and aims to ensure and enhance the brand value and corporate value of the Company in the mid- to long-term based on an accurate understanding of the source of the brand value and corporate value of the Company, the corporate value of the Company and, in turn, the common interest of its shareholders will be harmed.

A party acquiring large quantities of shares in the Company who does not facilitate the benefit of the corporate value of the Company and the common interest of its shareholders is deemed to be inappropriate to control the financial and business policy of the Company, and it is necessary for the Company to secure the corporate value of the Company and, in turn, the common interest of its shareholders by taking defense measures against such party acquiring large quantities of shares.

(2) Measures to materialize the basic policy

1)Special measures to materialize the basic policy

The Company launched a three-year mid-term business plan aimed towards "increasing growth and profitability" in April 2005 (for implementation from the commencement of fiscal year ended March 2006 until fiscal year ending March 2008; the "Three-Year Plan") to enhance corporate value and to realize the basic policy. The Three-Year Plan contains three central pillars, (a) "domestic marketing reform" and (b) "further strengthening global development ,"under which China is the market of primary importance; and (c) "fundamental structural reforms," geared towards enhancing profitability. Under the Three-Year Plan, the Company aims to be supported as a "valuable corporation" by all the stakeholders, including the shareholders, customers, business partners, employees and society and makes efforts to enhance the brand value and maximize the corporate value.

Moreover, with a view to strengthening the corporate governance, two independent external directors and three independent external corporate auditors have been elected, in addition to the change in the term of office of directors to one year to define management responsibility toward the shareholders; from the viewpoint of enhancing the transparency and objectivity of management, the "Remuneration Committee" headed by one of the external directors was established as an advisory organization to the Board of Directors; and the "Nomination Advisory Committee" was established in order to nominate and evaluate candidates for executive positions and determine the term during which they should serve in the relevant office. Furthermore, a new executive remuneration system under which a fixed portion of remuneration was reduced and a portion of the remuneration linked to the performance of operation was increased to 50%, has been introduced and applied since April 2005.

2) Measure to prevent inappropriate person from controlling the Company in the light of the basic policy

The Company resolved to introduce the Plan at the meeting of the Board of Directors held on April 27, 2006 and the introduction of the Plan was approved at the 106th ordinary general meeting of shareholders.

In the case that there is an acquisition of share certificates, etc. of the Company or any other similar action, or a proposal for such action (the "Acquisitions"), the Plan enables the Company to request the party effecting or proposing the Acquisitions (collectively, the "Acquirers") to provide information in advance relating to the Acquisitions, and securing time to conduct information collection and consideration with respect to the Acquisitions; furthermore, the Company may prevent from Acquisitions which are contrary to the aforesaid policy and would harm the corporate value of the Company and the common interest of its shareholders from taking place so that the

Company may secure and enhance the corporate value and its common interest of its shareholders, which is the ultimate purpose of the Plan.

The Plan aims at (i) an Acquisition that would result in the holding ratio of share certificates, etc. of a holder amounting to 20% or more of the share certificates, etc. issued by the Company; or (ii) a tender offer that would result in the owning ratio of share certificates, etc. of share certificates, etc. relating to the tender offer and owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

The Company will require any Acquirer conducting an Acquisition to submit to the Company in a form prescribed by the Company, before effecting the Acquisition, a written undertaking that the Acquirer will upon the Acquisition comply with the procedures established by the Plan and the information necessary for consideration of the terms of the Acquirer's offer. Thereafter, the information submitted by the Acquirer, etc., opinions of the Board of Directors and supporting materials and any alternative proposal (if any) by the Board of Directors shall be given to the independent committee composed only of members independent from the Company, including external directors and external corporate auditors of the Company for evaluation and consideration. The independent committee will, upon independently receiving advice from professionals, etc., evaluate and consider the details of the Acquisition, the alternative proposal prepared by the Board of Directors of the Company negotiate with the Acquirer and then disclose necessary information, etc. to the shareholders.

If the independent committee recognizes that an Acquirer has initiated an Acquisition without complying with the procedures set forth by the Plan, counter, or the Acquisition has met the requirements for triggering the countermeasure set forth in the Plan because the Acquisition will apparently harm the corporate value of the Company and, in turn, the common interest of its shareholders, after its consideration of the details of the subject Acquisition, consultation and negotiation with the Acquirer, etc., it will recommend the Company's Board of Directors to implement a *gratis* allotment of Stock Acquisition Rights. The Stock Acquisition Rights may be exercised at the issue price to be determined by the Board of Directors of the Company in the range of 1 yen to less than 50% of the market price of the shares of the Company per share, and to which will be attached the provision for the exercise depriving the Acquirer, etc. of the right to exercise such Stock Acquisition Rights and the provision for acquisition enabling the Company to acquire the Stock Acquisition Rights in exchange for a share of the Company per Stock Acquisition Right. The Board of Directors of the Company will determine to implement or not to implement a *gratis* allotment of Stock Acquisition Rights upon paying the utmost respect to the aforementioned recommendation made by the independent committee.

The effective period of the Plan will terminate at the close of the ordinary general meeting of shareholders to be held with respect to the fiscal year ending March 31, 2008. But if the Board of Directors of the Company resolves to abolish the Plan before the end of the period, the Plan shall be abolished at the time of resolution. If the general meeting of shareholders of the Company resolves to abolish the Plan, the Plan shall be abolished at such time.

Even after the introduction of the Plan, if the Stock Acquisition Rights have not been allotted *gratis*, the shareholders will not be directly affected in any manner. On the other hand, if the Plan has been triggered and a *gratis* allotment of Stock Acquisition Rights has been made and the shareholders would not take procedures for exercise of Stock Acquisition Rights, the shares held by such shareholders might be diluted; provided, however, that if the Company acquires Stock Acquisition Rights for the consideration of shares of the Company, the shares of the Company will not be diluted.

(3) Determination of the Board of Directors for specific measures and reason therefore

Each measure for enhancing the brand value, maximizing the corporate value and strengthening the corporate governance, etc. attributable to the promotion of the Three-Year Plan of the Company is specifically designed to continuously and consistently enhance the corporate value of the Company and the common interest of its shareholders accurately in accordance with the basic policy.

Furthermore, the Plan was introduced for the purpose of securing and enhancing the corporate value and the common interest of its shareholders as stated in (2)2) above, which also meets the basic policy. In particular, the Plan is fair and objective because the Plan has been introduced with the approval of shareholders at the general meeting of shareholders of the Company; the reasonable objective requirements for triggering the defense measure are provided for in the Plan; the independent committee composed of independent external directors and external corporate auditors has been established; triggering the defense measure requires the recommendation of the independent committee; the independent committee may consult with any third-party professionals for the account of the Company; notwithstanding that the Plan is effective until the close of the ordinary general meeting of shareholders to be held with respect to the fiscal year ending March 31, 2008 the Plan may be abolished at any time by resolution of the general meeting of shareholders or the Board of Directors; and the term of directors of the Company is one year. The Plan facilitates the increase in the benefit of the corporate value and the common interest of the shareholders and it shall not aim to induce the officers of the Company to maintain their positions.

Amounts have been rounded down to the nearest million yen.

Consolidated Balance Sheets

(As of March 31, 2008)

(Millions of yen)

	Fiscal year	Previous fiscal year (For reference)
ASSETS		
Current Assets:	357,707	373,208
Cash and Time Deposits	67,413	82,453
Notes and Trade Accounts Receivable	111,115	104,603
Short-Term Investments in Securities	65,075	68,544
Inventories	68,486	73,890
Deferred Tax Assets	29,454	32,344
Other Current Assets	17,657	12,676
Less: Allowance for Doubtful Accounts	△1,494	△1,303
Fixed Assets:	318,157	366,624
Property, Plant and Equipment:	144,357	171,635
Buildings and Structures	75,559	81,865
Machinery, Equipment and Vehicles	12,441	16,532
Furniture and Fixtures	14,692	18,298
Land	40,290	52,370
Construction in Progress	1,374	2,568
Intangible Assets:	50,938	49,742
Goodwill	22,194	23,103
Other Intangible Assets	28,743	26,639
Investments and Other Assets:	122,861	145,246
Investments in Securities	39,781	63,601
Prepaid Pension Expenses	35,158	32,629
Long-term Prepaid Expenses	10,418	10,240
Deferred Tax Assets	10,944	11,836
Other Investments	26,836	27,150
Less: Allowance for Doubtful Accounts	△278	△212
TOTAL ASSETS	675,864	739,832

	Fiscal year	Previous fiscal year (For reference)
LIABILITIES		
Current Liabilities:	205,989	227,840
Notes and Trade Accounts Payable	58,333	57,697
Short-Term borrowings	4,704	4,456
Bonds Redeemable within One Year	6,849	57,868
Current Portion of Long-Term Borrowings	27,100	3,819
Other Accounts Payable	56,108	53,016
Accrued Income Taxes	9,029	10,026
Reserve for Sales Returns	7,945	8,685
Accrued Bonuses for Employees	12,416	11,702
Accrued Bonuses for Directors and Corporate Auditors	110	122
Provision for Liabilities and Charges	888	1,377
Deferred Tax Liabilities	3	—
Other Current Liabilities	22,499	19,068
Long-Term Liabilities:	70,136	108,195
Bonds	20,000	27,147
Long-Term Borrowings	4,566	34,546
Accrued Retirement Benefits	38,301	38,643
Accrued Retirement Benefits for Directors and Corporate Auditors	—	71
Allowance for Loss on Guarantees	350	350
Deferred Tax Liabilities	3,796	4,144
Other Long-Term Liabilities	3,121	3,291
Total Liabilities	276,125	336,036
NET ASSETS		
Shareholders' Equity:	372,488	373,314
Common Stock	64,506	64,506
Capital Surplus	70,258	70,293
Retained Earnings	248,920	255,410
Less: Treasury Stock, at Cost	△11,196	△16,896
Valuation, Translation Adjustments and Others:	9,980	15,071
Unrealized Gains (Losses) on Available-for-Sale Securities, Net of Tax	5,274	13,743
Deferred Gains (Losses) on Hedges	△57	△233
Foreign Currency Translation Adjustments	4,763	1,561
Stock Acquisition Rights	153	52
Minority Interests in Consolidated Subsidiaries	17,115	15,358
Total Net Assets	399,738	403,796
TOTAL LIABILITIES AND NET ASSETS	675,864	739,832

Consolidated Statements of Income

(Fiscal Year from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Fiscal year	Previous fiscal year (For reference)
Net Sales	723,484	694,594
Cost of Sales	186,466	185,532
Gross Profit	**537,018**	**509,061**
Selling, General and Administrative Expenses	473,553	459,056
Operating Income	**63,465**	**50,005**
Other Income	6,677	8,123
Interest Income	2,158	1,435
Dividend Income	818	740
Gain on Sale of Securities	—	310
Gain on Sales of Property, Plant and Equipment	—	1,986
Equity in Earnings of Affiliates	148	57
Others	3,552	3,593
Other Expenses	5,055	4,663
Interest Expense	1,881	2,394
Sales Discounts	485	—
Foreign Exchange Loss	1,648	—
Loss on Sale of Securities	—	166
Loss on Disposal of Property, Plant and Equipment	—	1,253
Others	1,039	849
Ordinary Income	**65,088**	**53,465**
Extraordinary Income	6,160	—
Gain on Sales of Property, Plant and Equipment	948	—
Gain on Sale of Available-for-Sale Securities	2,109	—
Gain on Sale of Shares in Affiliate	3,102	—
Extraordinary Loss	5,724	5,699
Impairment Loss	1,151	4,597
Loss on Disposal of Property, Plant and Equipment	1,102	—
Loss on Sale of Available-for-Sale Securities	1,687	—
Loss on Revaluation of Available-for-Sale Securities	75	—
Loss on Sale of Shares in Affiliate	5	—
Loss on Revaluation of Capital Investments	19	—
Additional Retirement Benefits	1,083	—
Restructuring Expenses	597	1,101
Income before Income Taxes	**65,524**	**47,765**
Income Taxes - Current	16,507	13,660
Income Taxes - Deferred	9,062	5,514
Less: Minority Interests in Net Income of Consolidated Subsidiaries	4,495	3,297
Net Income	**35,459**	**25,293**

Consolidated Statement of Changes in Net Assets

(Fiscal Year from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2007	64,506	70,293	255,410	△16,896	373,314
Changes During Fiscal Period					
Cash Dividends from Retained Earnings			△13,464		△13,464
Net Income			35,459		35,459
Purchase of Treasury Stock				△25,078	△25,078
Disposal of Treasury Stock		90		2,771	2,862
Retirement of Treasury Stock		△126	△27,879	28,006	—
Change in Scope of Consolidation			△113		△113
Other Decrease in Retained Earnings			△491		△491
Net Change in Items Other than Shareholders' Equity					
Total Change During the Fiscal Period	—	△35	△6,489	5,699	△826
Balance as of March 31, 2008	64,506	70,258	248,920	△11,196	372,488

	Valuation, Translation Adjustments and Others						
	Unrealized Gains (Losses) on Available-for-Sale Securities, Net of Tax	Deferred Gains (Losses) on Hedges	Foreign Currency Translation Adjustments	Total Valuation, Translation Adjustments and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2007	13,743	△233	1,561	15,071	52	15,358	403,796
Changes During Fiscal Period							
Cash Dividends from Retained Earnings							△13,464
Net Income							35,459
Purchase of Treasury Stock							△25,078
Disposal of Treasury Stock							2,862
Retirement of Treasury Stock							—
Change in Scope of Consolidation							△113
Other Decrease in Retained Earnings							△491
Net Change in Items Other than Shareholders' Equity	△8,469	175	3,202	△5,090	101	1,757	△3,231
Total Change During the Fiscal Period	△8,469	175	3,202	△5,090	101	1,757	△4,057
Balance as of March 31, 2008	5,274	△57	4,763	9,980	153	17,115	399,738

Note: Other Decrease in Retained Earnings indicates provision of liabilities due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards, as well as additional minimum liability recorded by Taiwanese subsidiaries, pursuant to Taiwanese accounting standards on retirement benefits.

Notes to Consolidated Financial Statements

Basis of Presenting Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 91

Principal subsidiaries are reported in 1.2 Outline of the Shiseido Group (3) Major Subsidiaries (Principal operating bases of the Shiseido Group).

[Additions: 3 companies]

Shiseido (RUS), LLC was included in the scope of consolidation from the current fiscal year.

Two other companies—Tai Tsu Holding Limited and Shanghai Huani Transparent Beauty Soap Co., Ltd.—became consolidated subsidiaries from equity-method affiliates in the current fiscal year, and thus are included in the scope of consolidation.

[Exclusions: 4 companies]

Excluded from the scope of consolidation in the year are two companies—Shiseido Logistics Co., Ltd. and Shiseido Lease Co., Ltd.—due to the sale of shares in the those companies.

Also excluded from the scope of consolidation in the year is Full Cast Co., Ltd., which is in the process of liquidation and is immaterial.

Shiseido of Hawaii, Inc. was merged into Shiseido Cosmetics (America) Inc. and thus was excluded from the scope of consolidation in the year.

(2) Non-consolidated subsidiaries

Major Company Name: Beauté Prestige International Ltd. (UK)

(Reasons for excluding non-consolidated subsidiaries from scope of consolidation)

Since these companies are small in scale or do not engage in full-scale operations, total assets, net sales, net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are immaterial, thus they are not included in the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies where equity method is applicable: 3

Major Company Name: Pierre Fabre Japon Co., Ltd.

[Exclusions: 2 companies]

Two companies—Tai Tsu Holding Limited and Shanghai Huani Transparent Beauty Soap Co., Ltd.—were transformed from equity-method affiliates into consolidated subsidiaries in the year, and thus were excluded from the scope of equity-method application.

(2) Since the non-equity method non-consolidated subsidiaries (Beauté Prestige International Ltd. (UK), etc.) and affiliated companies are small in scale or do not engage in full-scale operations, their net income (the Company's interest share) and retained earnings (the Company's interest share) have a minimal effect on the Company's consolidated financial statements, and they are immaterial, they are not included in the scope of equity method application.

(3) The latest financial figures are used for equity-method affiliates with term-ends that differ from that of the parent company.

3. Fiscal Year of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 64 companies — overseas consolidated subsidiaries, Beauté Prestige International Co., Ltd., Tai Shi Trading Co., Ltd., and Selan Anonymous Association — have fiscal year ending December 31. All other consolidated subsidiaries have fiscal ending March 31.

The most recent financial statements have been used for the 64 consolidated subsidiaries — overseas subsidiaries, Beauté Prestige International Co., Ltd., Tai Shi Trading Co., Ltd., and Selan Anonymous Association — with fiscal year ending in months other than March. The consolidated statements have been adjusted to reflect important transactions that took place between the respective term-ends of those companies and March 31, 2008.

The Company sold its shares in Shiseido Lease Co., Ltd. on January 31, 2008 and excluded it from the scope of consolidation. The income statement of Shiseido Lease Co., Ltd. is consolidated for the 10-month period from April 1, 2007 to January 31, 2008.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

1) Securities

Available-for-sale securities:

Fair value available: At market, based on market prices at fiscal year-end. (Net unrealized gains and losses are reported separately in net assets. The cost of securities sold is mainly calculated using the moving average method.)

Fair value not available: Primarily valued at cost, based mainly on the moving average method.
Investments in business limited partnerships are recorded at the amount of interest in such partnerships calculated based on ownership percentage. Investment gain or loss is included in net income or loss in proportion to the ownership interests in the net asset value of the partnership.

2) Derivatives

Market value method

3) Inventories

Inventories held by the Company are valued at cost, determined by the average method. Inventories held by the consolidated subsidiaries are valued at cost, determined principally by the last purchase price method.

(2) Depreciation of Major Fixed Assets

1) Property, Plant and Equipment

Buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) are depreciated using the straight-line method. Other property, plant and equipment are, in principle, depreciated using the declining-balance method at the Company and consolidated subsidiaries in Japan and the straight-line method at consolidated subsidiaries overseas. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

2) Intangible Assets

Intangible assets are, in principle, amortized using the straight-line method over the following time periods.

Trademark rights: 10 years, in principle

Software: 5 years, in principle

3) Long-term Prepaid Expenses

Long-term prepaid expenses are, in principle, amortized using the straight-line method.

(3) Significant Reserves

1) Allowance for Doubtful Accounts

The Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts based on the percentage of actual bad debt losses against the balance of total receivables and the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries record the allowance based primarily on the amount of uncollectible receivables estimated on an individual basis.

2) Reserve for Sales Returns

The Company and its consolidated subsidiaries provide reserve for sales returns for losses due to sales returns, at past return ratios calculated based mainly on historical experience prior to the current year and an estimated amount for future losses.

3) Accrued Bonuses for Employees

The Company and its consolidated subsidiaries provide accrued bonuses for employees based on the future projections for the current fiscal year. This reserve includes bonuses for

corporate officers who are non-Board members, and the calculations are the same as those for the accrued bonuses for directors and corporate auditors.

4) Accrued Bonuses for Directors and Corporate Auditors

The Company and its consolidated subsidiaries provide accrued bonuses for directors and corporate auditors (excluding external directors and corporate auditors) based on the future projections for the fiscal year.

5) Provision for Liabilities and Charges

To provide for losses due to contingency expenses incurred in addressing legal risk, product guarantee risk, exchange rate, tax risk, and other factors, certain overseas consolidated subsidiaries have provided provision, the amount of which is based on estimated losses that would be incurred considering the potential necessity of such contingencies in the future.

6) Accrued Retirement Benefits

The Companies have an obligation to pay retirement benefits to its employees, and therefore the Company, its domestic consolidated subsidiaries and certain overseas consolidated subsidiaries provide accrued retirement benefits based on the estimated amount of projected benefits obligation and the fair value of plan assets.

Unrecognized prior service cost is amortized by the straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees.

Unrecognized net actuarial gain or loss is primarily amortized immediately from the following year on a straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees.

7) Allowance for Loss on Guarantees

The Company provides an allowance for estimated potential losses on guarantees based on the financial status of the identified parties.

(4) Translation of Significant Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated into yen at the exchange rate prevailing at the end of the consolidated fiscal period and resulting exchange gains and losses are included in net income or loss for the period.

The financial statements of overseas consolidated subsidiaries and affiliates are translated into yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities. All income and expenses are translated at the average rate of exchange during the period and resulting translation adjustments are included in Net Assets as Foreign Currency Translation Adjustments and Minority Interests.

(5) Accounting for Major Lease Transactions

Finance leases of the Company and its domestic consolidated subsidiaries, other than those deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating lease transactions. Those of overseas consolidated subsidiaries are primarily capitalized.

(6) Accounting for Major Hedges

1) Hedge accounting method

Deferral hedge accounting had been applied.

2) Hedging instruments and hedged items

The hedging instruments and items applying hedge accounting during the term were as follows:

Hedging instruments: Interest rate swaps

Hedged items: Interests on borrowings

3) Hedging policy

The Company enters into interest rate swap agreements in order to avoid or reduce risks associated with fluctuation in interest rates on its borrowings. Transactions to be hedged are specified for each contract.

4) Assessment of hedging effectiveness

The Company evaluates the effectiveness of hedges semiannually by comparing the accumulated cash flow changes or changes in fair value of hedged items with the corresponding changes in the hedging instruments, basing its assessment on the amounts of those two changes, etc.

(7) Other Significant Accounting Policies for Preparation of Consolidated Financial Statements
Consumption Tax: In relation to consumption tax and regional consumption tax, the Companies adopt the tax-exclusive method.

5. Evaluation of Assets and Liabilities of Consolidated Subsidiaries
In evaluating the assets and liabilities of consolidated subsidiaries at the time of capital consolidation, the Company uses the full fair value method.

6. Amortization of Goodwill and Negative Goodwill
Amortization of goodwill and negative goodwill is determined on a case-by-case basis, generally amortized over a rational period not exceeding 20 years.
Goodwill in certain overseas subsidiaries is not amortized, pursuant to U.S. generally accepted accounting principles and other principles.
Instead, impairment is determined either annually or if certain indicators arise, and the relevant amount is accounted for at that time.

7. Changes to the Basis of Presenting Consolidated Financial Statements
(Depreciation of Major Fixed Assets)
Pursuant to an amendment to the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6 of March 30, 2007; Partial Revision of Income Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), the treatment of depreciation on property, plant and equipment acquired after April 1, 2007, has been changed.
The effect of this change on operating income, ordinary income, income before income taxes, and net income in the current fiscal year was immaterial.

(Change to Treatment of Gain/Loss on Sale of Available-for-Sale Securities)
In the previous fiscal year, "Gain on Sale of Available-for-Sale Securities" was included in "Gain on Sale of Securities" under "Other Income," and "Loss on Sale of Available-for-Sale Securities" was included in "Loss on Sale of Securities" under "Other Expenses." From the period, however, these items are reported as "Gain on Sale of Available-for-Sale Securities" under "Extraordinary Income" and "Loss on Sale of Available-for-Sale Securities" under "Extraordinary Loss" to disclose the Group's ordinary income more appropriately.
As a result of this change, ordinary income in the current fiscal year was ¥422 million lower than it would have been if the previous method had been applied. However, there was no effect on income before income taxes and net income.

8. Changes in Presentation
(Consolidated Balance Sheets)
In the previous fiscal year, negotiable certificates of deposit issued by domestic corporations (amounting to ¥17,000 million) were included in "Cash and Time Deposits." From the year, however, this item is included in "Short-Term Investments in Securities." This change is in accordance with "Significant items concerning treatment of Regulations Concerning Terminology, Forms and Preparation Methods for Consolidated Financial Statements" (last revised October 2, 2007), amended "Practical Guidelines for Accounting for Financial Instruments" (Accounting Standards Committee Report No. 14, July 4, 2007), and amended "Q&A on Accounting for Financial Instruments" (JICPA, November 6, 2007).

(Consolidated Statements of Income)
1. In the previous fiscal year, "Sales Discounts" (amounting to ¥513 million) was included in "Interest Expense." From the period, however, this item is reported separately, in order to disclose the Group's non-operating expenses more appropriately.
2. In the previous fiscal year, "Foreign Exchange Gain" (amounting to ¥86 million) was included in "Others" under "Other Income." Effective from the period, however, this item is reported separately as "Foreign Exchange Loss" because it accounts for more than 10% of total other expenses.

9. Supplementary Information

(Depreciation of Property, Plant and Equipment)

Pursuant to an amendment to the Corporation Tax Law, the Company and its domestic consolidated subsidiaries, effective from the period, depreciate the difference between 5 % of the acquisition cost of assets acquired on or before March 31, 2007 and the memorandum value of the related assets by straight-line method over a five-year period, starting the year following the fiscal year in which the value of the related assets are depreciated to 5 % of the acquisition cost by using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating income, ordinary income, and income before income taxes each declined ¥687 million, and net income declined ¥405 million.

(Accrued Retirement Benefits)

Until the previous fiscal year, accrued retirement benefits for corporate officers were included in accrued retirement benefits. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42, April 13, 2007) and because they are definitely payable within One year accrued benefits for corporate officers are currently included "Other Account Payable" effective the period.

(Accrued Retirement Benefits for Directors and Corporate Auditors)

Until the previous fiscal year, the Company provided the amount equivalent to the unfunded lump-sum payments for their services as accrued retirement benefits for directors and corporate auditors. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42 of April 13, 2007), these benefits are currently included in "Other Long-Term Liabilities" effective from the period.

(Gain on Sales of Property, Plant and Equipment; Loss on Disposal of Property, Plant and Equipment)

In the previous fiscal year, "Gain on Sales of Property, Plant and Equipment" was reported under "Other Income" and "Loss on Disposal of Property, Plant and Equipment" was reported under "Other Expenses." From the current fiscal year, however, these items are reported under "Extraordinary Income" and "Extraordinary Loss," respectively, in order to disclose the Group's ordinary income more appropriately.

As a result of this change, ordinary income in the period was ¥153 million higher than it would have been if the previous method had been applied. However, there was no effect on income before income taxes and net income.

(Loss on Revaluation of Available-for-Sale Securities; Loss on Revaluation of Capital Investments)

In the previous fiscal year, "Loss on Revaluation of Available-for-Sale Securities" and "Loss on Revaluation of Capital Investments" were included in others under "Other Expenses." Effective the current fiscal year, however, those items are reported among "Extraordinary Losses" in order to disclose the Group's ordinary income more appropriately.

As a result of this change, ordinary income in the period was ¥ 95 million higher than it would have been if the previous method had been applied. However, there was no effect an income before income taxes and net income.

Notes to Consolidated Balance Sheets

(1) Collateralized assets and loan liabilities

Assets used as collateral are as follows:

Buildings and Structures	¥19,057 million
Other Investments	¥15,200 million
Investments in Securities	¥1,512 million
Cash and Time Deposits	¥1,241 million
Total	¥37,011 million

The Company has offered the above assets as collateral for derivative transactions (interest rate swaps) in addition to the below liabilities.

Collateralized liabilities are as follows:

Current Portion of Long-term Borrowings	¥27,100 million

(2) Accumulated Depreciation of Property, Plant and Equipment: ¥201,624 million

(3) Guarantees

Warrantee	Guaranteed Amount	Liability Guaranteed
Shiseido Lease Co., Ltd.	¥153 million	Lease liabilities

Note: Shiseido Lease Co., Ltd. was renamed SDL Co., Ltd. as of April 1, 2008.

Notes to Consolidated Statement of Changes in Net Assets

(1) Shares issued and outstanding

Category and number of Shares Issued and Outstanding as of the end of fiscal year

Common Stock: 410,000,000 shares

(2) Dividends

1) Cash dividends paid

Resolution	Share Class	Cash Dividends Paid	Cash Dividends per Share	Term End	Effective Date
Ordinary general meeting of shareholders on June 26, 2007	Common stock	¥6,605 million	¥16.00	March 31, 2007	June 27, 2007
Board of Directors Meeting on October 25, 2007	Common stock	¥6,858 million	¥17.00	September 30, 2007	December 10, 2007
Total		¥13,464 million			

2) Resolution at the ordinary general meeting of shareholders to be held on June 25, 2008 for dividends on shares of common stock made for the fiscal year but for which effective dates are after the end of year.

Cash dividends paid:	¥6,871 million
Cash dividends per share:	¥17.00
Term end:	March 31, 2008
Effective date:	June 26, 2008

(3) Category and number of stock acquisition rights outstanding at fiscal year-end, excluding those for which the exercisable period has not commenced:

Common stock 2,176,000 shares

Per Share Information

Net assets per share	¥946.22
Net income per share	¥86.05

Subsequent Events

(Establishment of Significant Subsidiary)

1. Background and Purpose

At its meeting held on December 26, 2007, the Board of Directors has approved to establish a wholly owned production subsidiary in Vietnam to construct a manufacturing facility that will serve as the Group's production base for the "masstige" business in expanding Asian markets. The new subsidiary, called Shiseido Vietnam Inc., will be established on April 24, 2008.

2. Overview of Subsidiary

(1) Company Name	Shiseido Vietnam Inc.
(2) Location	Bien Hoa City, Dong Nai Province, Vietnam
(3) Description of Business	Manufacture of cosmetics
(4) Amount of Capital	Approx. ¥4.0 billion (US$38 million)(plan)
(5) Ownership	100% owned by Shiseido Co., Ltd.

3. Overview of Investment (Plan)

(1) Size of Operation	Land: 100,000m^2; production facility: 21,400m^2
(2) Size of Investment	Approx. ¥4.0 billion (US$38 million)
(3) Schedule	Dec. 2008 (start construction); Oct. 2009 (complete construction); Dec. 2009 (commence operations)

Other

Amounts have been rounded down to the nearest million yen.

Balance Sheets

(As of March 31, 2008)

(Millions of yen)

	Fiscal year	Previous fiscal year (For reference)
ASSETS		
Current Assets:	**197,739**	**225,193**
Cash and Time Deposits	12,726	32,202
Trade Notes Receivable	144	219
Trade Accounts Receivable	96,932	101,313
Short-Term Investments in Securities	48,736	54,217
Merchandise and Products	4,888	4,328
Work in Process	2,588	2,216
Raw Materials and Supplies	5,054	5,063
Prepaid Expenses	1,941	606
Short-Term Loans Receivable	5,091	6,756
Other Account Receivable	9,036	6,618
Deferred Tax Assets	9,760	10,461
Other Current Assets	837	1,224
Less: Allowance for Doubtful Accounts	—	△36
Fixed Assets:	**293,269**	**334,213**
Property, Plant and Equipment:	**61,611**	**81,012**
Buildings	24,391	30,278
Structures	1,055	1,259
Machinery and Equipment	6,760	8,998
Vehicles and Transport Equipment	33	185
Furniture and Fixtures	4,921	5,425
Land	23,770	34,039
Construction in Progress	678	825
Intangible Assets:	**10,375**	**7,129**
Leasehold Rights	90	90
Trademark Rights	28	46
Software	5,532	6,858
Software in Progress	4,599	—
Telephone Rights	124	133
Investments and Other Assets:	**221,282**	**246,071**
Investments in Securities	35,891	59,427
Investment in Stocks of Affiliates	125,974	126,167
Other Investment Securities of Affiliates	12,120	11,600
Capital Investments	890	924
Capital Investments in Affiliates	7,852	7,852
Long-Term Loans Receivable	10,920	17,604
Reorganization Claim in Bankruptcy and Others	652	—
Long-Term Prepaid Expenses	226	5
Prepaid Pension Expenses	12,890	10,191
Deferred Tax Assets	9,602	8,103
Other Investments	6,902	7,347
Less: Allowance for Doubtful Accounts	△2,641	△3,153
TOTAL ASSETS	**491,009**	**559,407**

	Fiscal year	Previous fiscal year (For reference)
LIABILITIES		
Current Liabilities:	**100,264**	**149,000**
Trade Notes Payable	1,308	1,736
Trade Accounts Payable	30,101	31,794
Bonds Redeemable within One Year	—	50,000
Other Account Payable	29,660	26,416
Accrued Income Taxes	3,378	3,882
Accrued Expenses	667	432
Deposits Received	285	290
Affiliated Company Deposits	23,980	22,184
Reserve for Sales Returns	6,360	7,430
Accrued Bonuses for Employees	3,683	3,312
Accrued Bonuses for Directors and Corporate Auditors	99	113
Other Current Liabilities	738	1,407
Long-Term Liabilities:	**35,500**	**35,089**
Bonds	20,000	20,000
Accrued Retirement Benefits	13,423	13,256
Accrued Retirement Benefits for Directors and Corporate Auditors	—	64
Allowance for Loss on Guarantees	580	486
Other Long-Term Liabilities	1,496	1,281
Total Liabilities	**135,764**	**184,089**
NET ASSETS		
Shareholders' Equity:	**349,910**	**361,771**
Common Stock	**64,506**	**64,506**
Capital Surplus	**70,258**	**70,293**
Additional Paid-in Capital	70,258	70,258
Other Capital Surplus	—	35
Retained Earnings:	**226,341**	**243,866**
Legal Reserve	16,230	16,230
Other Retained Earnings	210,111	227,636
General Reserve	217,044	217,044
Retained Earnings Carried Forward	△6,932	10,592
Less: Treasury Stock, at Cost	**△11,196**	**△16,896**
Valuation, Translation Adjustments and Others:	**5,180**	**13,494**
Unrealized Gains (Losses) on Available-for-Sale Securities, Net of Tax	5,180	13,494
Stock Acquisition Rights	**153**	**52**
Total Net Assets	**355,244**	**375,317**
TOTAL LIABILITIES AND NET ASSETS	**491,009**	**559,407**

Statements of Income

(Fiscal Year from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Fiscal year	Previous fiscal year (For reference)
Net Sales	273,158	282,091
Cost of Sales	116,149	122,649
Gross Profit	**157,008**	**159,442**
Selling, General and Administrative Expenses	140,745	143,804
Operating Income	**16,263**	**15,637**
Other Income	17,311	16,456
Interest and Dividend Income	11,266	7,474
Rent Income of Property, Plant and Equipment	—	3,670
Gain on Investments in Business Limited Partnerships	1,316	1,619
Royalty Income	2,859	2,300
Others	1,870	1,391
Other Expenses	2,544	3,202
Interest Expense	460	309
Foreign Exchange Loss	1,611	—
Rent Expenses of Property, Plant and Equipment	—	1,602
Loss on Disposal of Property, Plant and Equipment	—	664
Others	472	625
Ordinary Income	**31,031**	**28,891**
Extraordinary Income	6,718	1,026
Gain on Sales of Property, Plant and Equipment	6	—
Gain on Sale of Available-for-Sale Securities	2,038	—
Gain on Sale of Shares in Affiliates	4,126	—
Gain on Reversal of Allowance for Doubtful Accounts	547	—
Gain on Restructuring	—	1,026
Extraordinary Loss	2,510	4,690
Impairment Loss	—	2,547
Loss on Revaluation of Financial Assets	—	2,143
Loss on Disposal of Property, Plant and Equipment	464	—
Loss on Sale of Available-for-Sale Securities	1,687	—
Loss on Revaluation of Available-for-Sale-Securities	75	—
Loss on Sale of Shares in Affiliates	5	—
Loss on Revaluation of Capital Investments	10	—
Allowance for Loss on Guarantees	94	—
Additional Retirement Benefits	150	—
Restructuring Expenses	22	—
Income before Income Taxes	**35,238**	**25,228**
Income Taxes - Current	6,440	5,660
Income Taxes - Deferred	4,979	2,819
Net Income	**23,819**	**16,749**

Statement of Changes in Net Assets

(Fiscal Year from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Shareholders' Equity									
		Capital Surplus			Retained Earnings					
						Other Retained Earnings				
	Common Stock	Additional Paid-in Capital	Other Capital Surplus	Total Capital Surplus	Legal Reserve	General Reserve	Retained Earnings Carried Forward	Total Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2007	64,506	70,258	35	70,293	16,230	217,044	10,592	243,866	△16,896	361,771
Changes During Fiscal Period										
Cash Dividends from Retained Earnings							△13,464	△13,464		△13,464
Net Income							23,819	23,819		23,819
Purchase of Treasury Stock									△25,078	△25,078
Disposal of Treasury Stock			90	90					2,771	2,862
Retirement of Treasury Stock			△126	△126			△27,879	△27,879	28,006	—
Net Change in Items Other than Shareholders' Equity										
Total Change During the Fiscal Period	—	—	△35	△35	—	—	△17,524	△17,524	5,699	△11,861
Balance as of March 31, 2008	64,506	70,258	—	70,258	16,230	217,044	△6,932	226,341	△11,196	349,910

	Valuation, Translation Adjustments and Others		Stock Acquisition Rights	Total Net Assets
	Unrealized Gains (Losses) on Available-for-Sale Securities, Net of Tax	Total Valuation, Translation Adjustments and Others		
Balance as of March 31, 2007	13,494	13,494	52	375,317
Change During Fiscal Period				
Cash Dividends from Retained Earnings				△13,464
Net Income				23,819
Purchase of Treasury Stock				△25,078
Disposal of Treasury Stock				2,862
Retirement of Treasury Stock				—
Net Change in Items Other than Shareholders' Equity	△8,313	△8,313	101	△8,211
Total Change During the Fiscal Period	△8,313	△8,313	101	△20,073
Balance as of March 31, 2008	5,180	5,180	153	355,244

Notes to Financial Statements

Significant Accounting Policies

(1) Valuation of Assets

1) Securities

Stock of subsidiaries and affiliates: Valued at cost, based on the moving average method.

Available-for-sale securities . .

Fair value available: At market, based on market prices at fiscal year-end. (Net unrealized gains and losses are reported separately in net assets. The cost of securities sold is mainly calculated using the moving average method.)

Fair value not available: Primarily valued at cost, based on the moving average method. Investments in business limited partnerships are recorded at the amount of interest in such partnerships calculated based on ownership percentage. Investment gain or loss is included in net income or loss in proportion to the ownership interests in the net asset value of the partnership.

2) Inventories: At cost, determined by the total average method.

(2) Depreciation of Major Fixed Assets

1) Property, Plant and Equipment

Buildings (excluding leasehold improvements) are depreciated using the straight-line method. Other property, plant and equipment are depreciated using the declining-balance method. In addition, major fixed assets are depreciated over specific useful lives based on durability, level of deterioration, and special characteristics. Their major useful lives are as follows.

Buildings	3-40 years
Structures	5-30 years
Machinery and equipment	4-10 years
Vehicles and transport equipment	3 years
Furniture and fixtures	2-15 years

2) Intangible Assets

Intangible assets are amortized using the straight-line method. Software for internal use is depreciated over an estimated useful life(5 years).

3) Long-term Prepaid Expenses

Long-term prepaid expenses are amortized using the straight line method.

(3) Reserves

1) Allowance for Doubtful Accounts

The Company provides the allowance for doubtful accounts based on the percentage of actual bad debt loss against the balance of total receivables and the amount of uncollectible receivables estimated on an individual basis.

2) Reserve for Sales Returns

The Company provides reserve for sales returns for losses due to sales returns, at past return ratios calculated
based mainly on historical experience prior to the current year and an estimated amount for future losses.

3) Accrued Bonuses for Employees

The Company provides accrued bonuses for employees based on the future projections for the fiscal year. This reserve includes bonuses for corporate officers who are non-Board members, and the calculations are the same as those for accrued bonuses for directors and corporate auditors.

4) Accrued Bonuses for Directors and Corporate Auditors

The Company provides accrued bonuses for directors and corporate auditors (excluding external directors and corporate auditors) based on the projected amount for the fiscal year.

5) Accrued Retirement Benefits

The Company has an obligation to pay retirement benefits to its employees, and therefore the Company provides accrued retirement benefits based on the estimated amount of projected benefits obligation and the fair value of plan assets.

Unrecognized prior service cost is amortized by the straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees.

Unrecognized net actuarial gain or loss is primarily amortized immediately from the following year on a straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees.

6) Allowance for Loss on Guarantees

The Company provides an allowance for estimated potential losses on guarantees based on the financial status of the identified parties.

(4) Translation of Foreign-Currency Assets and Liabilities into Yen

Receivables and payables denominated in foreign currencies are translated into yen at the exchange rate prevailing on the balance sheet date and resulting exchange gain or losses are included in net income or loss for the period.

(5) Accounting for Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for as operating lease transactions.

(6) Other Significant Accounting Policies

Consumption Tax: In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

(7) Changes in Accounting Practices

(Depreciation of Major Fixed Assets)

Pursuant to an amendment to the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6 of March 30, 2007; Partial Revision of Income Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), the treatment of depreciation on property, plant and equipment acquired after April 1, 2007, has been changed.

The effect of this change on the Company's operating income, ordinary income, income before income taxes, and net income in the year was immaterial.

(Change to Treatment of Gain/Loss on Sale of Available-for-Sale Securities)

In the previous fiscal year, "Gain on Sale of Available-for-Sale Securities" was included in "Gain on Sale of Securities" under "Other Income," and "Loss on Sale of Available-for-Sale Securities" was included in "Loss on Sale of Securities" under "Other Expenses." From the period, however, these items are reported as "Gain on Sale of Available-for-Sale Securities" under "Extraordinary Income" and "Loss on Sale of Available-for-Sale Securities" under "Extraordinary Loss" to disclose the Group's ordinary income more appropriately.

As a result of this change, ordinary income in the period was ¥350 million lower than it would have been if the previous method had been applied. However, there was no effect on income before income taxes and net income.

(8) Changes in Presentation

(Balance Sheets)

1) In the previous fiscal year, negotiable certificates of deposit issued by domestic corporations (amounting to ¥17,000 million) was included in "Cash and Time Deposits." Effective the year, however, this item is included in "Short-Term Investments in Securities." This change is in accordance with "Significant items concerning treatment of Regulations Concerning Terminology, Forms and Preparation Methods for Financial Statements" (last revised October 2, 2007), amended "Practical Guidelines for Accounting for Financial Instruments"

(Accounting Standards Committee Report No. 14, July 4, 2007), and amended "Q&A on Accounting for Financial Instruments" (JICPA, November 6, 2007).

2) In the previous fiscal year, "Software in Progress" (amounting to ¥886 million was included in "Software." From the period, "Software in Progress" is reported separately because of its increasing materiality.

(Statements of Income)

1) In the previous fiscal year, "Rent Income of Property, Plant and Equipment" was reported separately. For the year, it accounts for less than 10% of other income and is therefore included in "Others" under "Other Income."

2) In the previous fiscal year, "Foreign Exchange Gain" (amounting to ¥254 million) was included in "Others" under "Other Income." From the current fiscal year, however, this item is reported separately as "Foreign Exchange Loss" because it accounts for more than 10% of other expenses.

3) In the previous fiscal year, "Loss on Revaluation of Available-for-Sale Securities" (amounting to ¥14 million) and "Loss on Revaluation of Capital Investments" (amounting to ¥12 million) were included in "Loss on Revaluation Financial Assets." From the period, they are both reported separately under "Extraordinary Loss" in order to disclose the Company's ordinary income more appropriately.

(9) Supplementary Information

(Depreciation of Property, Plant and Equipment)

Pursuant to an amendment to the Corporation Tax Law, effective the period, the Company depreciates the difference between 5% of the acquisition cost of assets acquired on or before March 31, 2007 and the memorandum value of the related assets by straight-line method over a five-year period, starting the year following the fiscal year in which the value of the related assets are depreciated to 5% of the acquisition cost by using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating income, ordinary income, and income before income taxes each declined ¥648 million, and net income declined ¥382 million.

(Accrued Retirement Benefits)

Until the previous fiscal year, accrued retirement benefits for corporate officers were included in accrued retirement benefits. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42, April 13, 2007), and because they are definitely payable within one year, accrued benefits for corporate officers are currently included in "Other Account Payable" effective from the period.

(Accrued Retirement Benefits for Directors and Corporate Auditors)

Until the previous fiscal year, the Company provided the amount equivalent to the unfunded lump-sum payments for their services as accrued retirement benefits for directors and corporate auditors. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42, April 13, 2007), these benefits are currently included in "Other Long-Term Liabilities" effective from the period.

(Gain on Sales of Property, Plant and Equipment; Loss on Disposal of Property, Plant and Equipment)

In the previous fiscal year, Gain on Sales of Property, Plant and Equipment was reported under Other Income and Loss on Disposal of Property, Plant and Equipment was reported under Other Expenses. From the year, however, these items are reported under Extraordinary Income and Extraordinary Loss, respectively, in order to disclose the Company's ordinary income more appropriately.

As a result of this change, ordinary income in the period was ¥457 million higher than it would have been if the previous method had been applied. However, there was no effect on income before income taxes and net income.

(Increase in Capital of Subsidiary)

1. Notice and Objectives

At its meeting held on August 31, 2007, the Board of Directors has approved to increase in capital of Shiseido China Co., Ltd., a wholly owned subsidiary, to increase its capital and strengthen its management structure. The Company will underwrite the entire investment.

2. Overview of Subsidiary

Name	Shiseido China Co., Ltd.
Representative	Masaru Miyagawa
Head Office	Shanghai, China
Main Business	Holding company in China; sales of cosmetics and other products

3. Overview of Increase in Capital

Amount of Increase in Capital	US$31,000,000 (Capital after Increase in Capital: US$73,650,000)
Shiseido Ownership	Before investment: 100% After investment: 100%
Transaction Period	May 2008 (Plan)

Notes to Balance Sheets

(1) Accumulated depreciation of property, plant and equipment: ¥113,411 million

(2) Guarantees

(Millions of yen)

Warrantee	Guaranteed Amount	Liability Guaranteed
Shiseido International Corporation	8,517	Loans and bonds
Shiseido Lease Co., Ltd.	153	Lease liabilities
Shiseido Cosmetics (America) Ltd.	152	Rental payments
Shiseido (Australia) Pty., Ltd.	41	Loans and rental payments
SAHA Asia-Pacific Co., Ltd.	87	Loans
Shiseido Deutschland GmbH	6	Rental payments
Total	8,956	

Note: Shiseido Lease Co., Ltd. was renamed SDL Co., Ltd. as of April 1, 2008.

(3) Monetary Receivables and Payables to Affiliates

Short-term receivables ¥105,143 million
Long-term receivables ¥11,710 million
Short-term payables ¥28,519 million

(4)Monetary Payables to Directors and Corporate Auditors

Long-term Payables ¥227 million

Notes to Statements of Income

(1) Transactions with Affiliates

Sales	¥266,362 million
Purchases	¥13,849 million
Other Operating Transactions	¥11,552 million
Nonoperating Transactions	¥15,415 million

Notes to Statement of Changes in Net Assets

Treasury Stock

(Thousand shares)

	Shares at March 31, 2007	Increase in shares in the year ended March 31, 2008	Decrease in shares in the year ended March 31, 2008	Shares at March 31, 2008
Common stock	11,730	10,241	16,178	5,794

Notes:

1. Shares of common stock held as treasury stock increased due to purchase of 10,000 thousand shares and 241 thousand shares less-than-one-unit.
2. Shares of common stock held as treasury stock decreased due to retirement of 14,562 thousand shares, exercise of stock options for 1,595,000 shares and sale of 20 thousand shares in response to request for share less-than-one-unit.

Notes on Tax-Effect Accounting

Principal components of deferred tax assets and deferred tax liabilities.

	(Millions of yen)
Deferred Tax Assets	
Loss on Revaluation of Investment in Stock of Affiliates	17,866
Loss on Revaluation of Financial Assets	6,771
Depreciation	6,291
Non-deductible cost of Inventory	2,497
Valuation Loss on Inventory	2,411
Accrued Bonus for Directors and Corporate Auditors	1,575
Accrued Retirement Benefits	348
Other	4,376
Subtotal	42,137
Valuation Allowance	△19,175
Total	22,962
Deferred Tax Liabilities	
Unrealized Gains (Losses) on Available-for-Sale Securities	△3,600
Total	△3,600
Net Deferred Tax Assets	19,362

Leased Fixed Assets

In addition to fixed assets included in the balance sheets, the Company enters into lease contracts for certain buildings, computers and ancillary equipment.

Transactions with Related Parties

Subsidiaries, affiliates and other related parties

Type	Name	Voting Rights Held by the Company (or held by others) (%)	Relationship	Transactions	Amount of Transaction (Millions of yen)	Accounts name	Balance as of March 31, 2008 (Millions of yen)
Subsidiary	Shiseido Sales Co., Ltd.	Direct ownership, 100%	Product sales Concurrent directors Loans	Sales of cosmetics	92,321	Accounts receivable Affiliated company deposits	56,129 6,437
Subsidiary	Shiseido FITIT Co., Ltd.	Direct ownership, 100%	Product sales Concurrent directors	Sales of cosmetics	51,920	—	—
Subsidiary	FT Shiseido Co., Ltd.	Direct ownership, 100%	Product sales Concurrent directors	Sales of toiletry products	42,650	Accounts receivable Affiliated company deposits	9,690 7,984
Subsidiary	Shiseido International Inc.	Direct ownership, 100%	Product sales	Sales of cosmetics	29,477	Accounts receivable	12,199
Subsidiary	Shiseido International Corporation	Direct ownership, 100%	Product sales	Guarantee of loans	8,517	—	—

(Transaction Terms and Relevant Policies)

For prices and other transaction terms, the Company sets its desired prices in consideration of market prices and decides final prices based on negotiation.

Directors, and individual shareholders

Type	Name	Voting Rights Held by the Company (or held by others) (%)	Relationship	Transactions	Amount of Transactions (Millions of yen)	Accounts name	Balance as of March 31, 2008 (Millions of yen)
Director	Shinzo Maeda	Direct 0.0	Chairman of Shiseido Social Welfare Foundation	Donations (Note 1)	1	–	–
Director	Shoichiro Iwata	—	Representative Director, Askul Corporation	Purchase of stationery and other products (Note 2)	93	Other accounts payable	41

(Transaction Terms and Relevant Policies)

Notes:

1. The amount donated to the Shiseido Social Welfare Foundation is based on resolutions of the Board of Directors.
2. Transactions with Askul Corporation are conventional, arms-length transactions.

Per Share Information

Net assets per share	¥878.49
Net income per share	¥58.42

Subsequent Events

(Establishment of Significant Subsidiary)

1. Background and Purpose

At its meeting held on December 26, 2007, the Board of Directors has approved to establish a wholly owned production subsidiary in Vietnam to construct a manufacturing facility that will serve as the Group's production base for the "masstige" business in expanding Asian markets. The new subsidiary, called Shiseido Vietnam, Inc., will be established on April 24, 2008.

2. Overview of Subsidiary

(1) Company Name	Shiseido Vietnam Inc.
(2) Location	Bien Hoa City, Dong Nai Province, Vietnam
(3) Description of Business	Manufacture of cosmetics
(4) Amount of Capital	Approximately ¥4.0 billion (US$38 million) (plan)
(5) Ownership	100% owned by Shiseido Co., Ltd.

3. Overview of Investment (Plan)

(1) Size of Operation	Land: 100,000m^2; production facility: 21,400m^2
(2) Size of Investment	Approx. ¥4.0 billion (US$38 million)
(3) Schedule	Dec. 2008 (start construction); Oct. 2009 (complete construction); Dec. 2009 (commence operations)

Other

Amounts have been rounded down to the nearest million yen.

Copy of the Accounting Auditors' Report (Consolidated)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 13,2008

The Board of Directors
Shiseido Company., Limited.

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Toshiya Mori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the related notes of Shiseido Company., Limited. as of March 31, 2008 and for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Shiseido Company., Limited. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 13,2008

The Board of Directors
Shiseido Company., Limited.

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Toshiya Mori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroo Iwaide (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Shiseido Company., Limited. as of March 31, 2008 and for the 108th business year from April 1, 2007 to March 31, 2008 in accordance with Article 436(2)①of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company' s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Shiseido Company., Limited. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of the Board of Corporate Auditors' Report

AUDIT REPORT

The Board of Corporate Auditors has received the reports of the business performance of the directors during the 108th business term from April 1, 2007 through March 31, 2008 from each of the corporate auditors. After discussing the reports we have prepared this Audit Report and report as follows.

1. Method and details of audit performed by corporate auditors and the Board of Corporate Auditors

The Board of Corporate Auditors established the audit policy, audit plan and division of responsibilities for the current fiscal year. At the monthly held meeting, the Board of Corporate Auditors received reports on the status and results of audits from corporate auditors, made efforts to share information, and conducted preliminarily reviews of business items for the meeting of the Board of Directors. The Board of Corporate Auditors also received reports on the status and issues of business from directors and corporate officers, also received reports on audit plan and the status of execution of duties from accounting auditors, and requested explanations when necessary.

Each of the auditors worked to communicate with directors, corporate officers, the Internal Audit Department and other employees, made efforts to gather information and establish the audit environment, in addition to attending the meetings of the Board of Directors, Management Committee, Compliance Committee, and other important meetings, receiving reports from the directors and corporate officers on their duties, requesting explanations when necessary. Each of the auditors also inspected approval documents concerning matters such as important decisions, and investigated the conditions of the business and financial conditions at the head office and the principal offices. Furthermore, to ensure the execution of the duties of directors complied with the Law and the Articles of Incorporation and to ensure appropriate joint-stock company operations, corporate auditors also monitored and investigated the details of the board resolution on the establishment of a system stipulated in Paragraph 1 and Paragraph 3 of Article 100 of the Ordinances for Enforcement of the Corporate Law and the status of the system (internal control system) established based on this resolution. We examined the principal of policies and efforts of controlling the company (Article of 127 of the Ordinances for Enforcement of the Corporate Law) as shown in the business report, understanding discussions made at the board directors meeting or other occasions.

We also examined the competitive transactions by directors and the cases of conflict of interest between the directors and the company. To proceed the examination, we requested directors to present the confirming documents of such business execution, and inspected the terms and the conditions in detail based on the presented reports.

We worked to communicate and exchange information with the directors and the auditors of subsidiaries and received reports on operations from subsidiaries when necessary investigated the conditions of the business and financial conditions through on-site inspection.

The above methods were used to examine the business report and accompanying notes for the current fiscal year.

Furthermore, in addition to monitoring and examining whether the accounting auditor maintained an independent position and performed auditing appropriately, we received reports from the accounting auditor on the execution of its duties and requested explanations when necessary. In addition, we received notice from the accounting auditor that "The systems for ensuring the proper execution of duties" (set forth in each Item of Article 159 of the Ordinance for Corporate Accounting) is organized in accordance with the "Standers for Quality Control of Audit" (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations whenever necessity arose.

Based on the above methods, we examined the financial statements (balance sheets, statements of income, statement of changes in net assets, note to financial statements), accompanying schedules, and the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of changes in net assets, note to consolidated financial statements) for the current fiscal year.

2. Result of audit

(1) Result of audit of business report

i) The Business Report and accompanying schedules fairly represent the condition of the company in accordance with the law and the Articles of Incorporation of the company.

ii) We have determined that there were no serious occurrences of dishonest or false activity or violations of any laws or the company's Articles of Incorporation by any of the directors in carrying out their duties.

iii) We believe the details of resolutions of the Board of Directors regarding the internal control system are

appropriate. We found no matters of note regarding the execution of duties of directors regarding the internal control system.

iv) Nothing has to be reported to point out in the principle policies for controlling the company as a part of the business report.

We have assured that the efforts made to realize the policies are accordance with them and they are aiming at neither harming the common interest of shareholders nor protecting own interests of the directors of the company.

(2) Result of audit of financial statements and accompanying schedules

In our opinion, the audit procedures and audit results received from the accounting auditor KPMG AZSA & Co. are appropriate.

(3) Result of audit of consolidated financial statements

In our opinion, the audit procedures and audit results received from the accounting auditor KPMG AZSA & Co. are appropriate.

May 13, 2008

Board of Corporate Auditors of
Shiseido Co., Ltd.

Corporate Auditor (Full-time)
Kiyoharu Ikoma (Seal)
Corporate Auditor (Full-time)
Kazuko Ohya (Seal)
External Auditor
Akio Harada (Seal)
External Auditor
Eiko Ohya (Seal)
External Auditor
Nobuo Otsuka (Seal)

Reference Document Concerning the General Meeting of Shareholders

1. Total Number of Voting Rights Held by Shareholders: 399,609
2. Items of Business and Matters for Reference:

First Item of Business: Dividends of Retained Earnings

1. Matter related to the year-end dividend

The Company aims to achieve "materialization of stock total return" wherein profits shall directly be returned to shareholders and share price rise in the medium- and long-term shall benefit shareholders. Based on this idea, the fundamental policy of the Company is to appropriate its cash flow achieved through its operation, preferably to strategic investments in such fields as to facilitate new growth, distribution of stable dividends, and timely acquisition of its own shares.

As a target for return ratio, the Company has set a "total return ratio", which represents the amount of profits returned to shareholders -- the sum of dividends paid and share buybacks as a proportion of consolidated net income. The Company has set forth the medium-term total return ratio target of approximately 60 percent. And the Company will intend in principle to continue to pay dividend in cash and at the same time implement flexible share buybacks for cancellation.

According to the policy and taking into consideration the consolidated results of operation, the Company will continue to increase an amount of dividend for the current fiscal year so that dividend per share is Yen17, an increase of Yen1 per share. The total dividend per share for the current fiscal year will be Yen34, together with Yen17 interim dividend per share, an increase of Yen2 per share.

(1) Matter related to assignment of assets to be distributed to shareholders and the total amount thereof

An amount per share of common stock of the Company:	Yen 17
The total amount thereof:	Yen 6,871,501,626

(2) The date on which dividends of retained earnings becomes effective
June 26, 2008

2. Matter related to disposition of retained earnings

On November 7, 2007, the Company cancelled 14,562,353 shares out of treasury stock based on the resolution adopted at the meeting of the Board of Directors of the Company held on October 25, 2007. For the source of funds, the total amount of general reserve is proposed to be transferred to retained earnings carried forward pursuant to Article 452 of the Corporate Law as stated below.

(1) An item of retained earnings to increase and an amount thereof

Retained earnings carried forward	Yen 217,044,127,012

(2) An item of retained earnings to decrease and an amount thereof

General reserve	Yen 217,044,127,012

Second Item of Business: Amendment to a Part of the Articles of Incorporation

1. Reason for proposed change

The Company has adopted a plan for countermeasures against large-scale acquisitions of its shares (known as an advance-warning rights plan; hereinafter, the "Plan") based on the approval of its shareholders obtained at the 106th ordinary general meeting of shareholders held on June 29, 2006. The Plan is effective until the conclusion of the 108th ordinary general meeting of shareholders, which is scheduled for June 25, 2008. Regarding the gratis allotment of stock acquisition rights as a part of the takeover defense measures under the Plan, the Company established Article 15 in the Articles of Incorporation as the grounds (i) to give the general meeting of shareholders the power to determine any matters with respect to the gratis allotment of stock acquisition rights, or (ii) to give the general meeting of shareholders the power to assign the authorization to determine any matters with respect to the gratis allotment of stock acquisition rights to the Board of Directors in accordance with certain terms and conditions set by the shareholders.

The Board of Directors of the Company held on April 30, 2008 resolved upon discontinuance of the Plan at the close of this general meeting of shareholders for the reason stated below. Accordingly, this Item of Business proposes to exclude Article 15 of the Articles of Incorporation constituting a part of the takeover defense measure and renumber the relevant Articles thereafter.

Particulars

At its Board of Directors meeting held on April 27, 2006, the Company established a basic policy regarding control over the Company (the "Basic Policy"). It adopted the Plan based on the approval of its shareholders obtained at the 106th ordinary general meeting of shareholders held on June 29, 2006, as a measure to prevent decisions on the Company's financial and business policies from being controlled by persons viewed as inappropriate under the Basic Policy.

Since April 2005 the Company has also promoted a three-year mid-term business plan aiming towards "increasing growth and profitability" (for fiscal years 2005 to 2007; the "Previous Three-Year Plan"). The Previous Three-Year Plan contains three central pillars: (a) "domestic marketing reform," (b) "further strengthening global development ," under which China is the market of primary importance; and (c) "fundamental structural reforms,". The Company has also been making efforts to enhance its brand value and maximize its corporate value, aiming toward being considered a company of value by all of its stakeholders—namely, its shareholders, customers, business partners, vendors, employees, and society as a whole.

As a result, the Previous Three-Year Plan was strongly supported by our stakeholders and the Company was able to achieve the outcomes as originally planned.

In anticipation of making a further leap forward, the Company started a new three-year mid-term business plan for fiscal years 2008 through 2010 (the "New Three-Year Plan"). Under the New Three-Year Plan, the Company will aim to become a "Global Player representing Asia with its origins in Japan." It will create "a brand loved by customers throughout the world" and establish the " unsurpassed, business management " in order to continually "increase growth potential and profitability." Accordingly, the Company aims to

achieve consolidated annual average sales growth of 4 to 5%, an overseas sales ratio of 40% or higher, consolidated operating profit on sales of 10% or higher, and a consolidated ROE of 1 to 2 points higher than the figures of operating profit by the end of the fiscal year 2010.

It was under these circumstances that the Company diligently discussed how to deal with the Plan, which is set to expire on the conclusion of this general meeting of shareholders, taking into account the advice of the Independent Committee members (composed of two external directors and one external corporate auditor).

After the discussion, the Company concluded, in light of circumstances such as the amendments to laws and ordinances regarding large-scale acquisitions, that the Company should implement the New Three-Year Plan steadily, instead of asking shareholders to vote in favor of continuation of the Plan, in order to increase its competitiveness and maintain sustainable growth in the global markets and to assure or increase its corporate value and the common interests of its shareholders. The Company therefore passed a resolution at its Board of Directors meeting held on April 30, 2008 to abolish the Basic Policy upon the conclusion of the Shareholders Meeting and thereafter not to continue the Plan.

2. Details for proposed change

Details of the amendments are as follows:

(Underlining parts are amended)

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 15 (Decision-making organization relating to gratis allotment of stock acquisition rights) Matters relating to the gratis allotment of Stock Acquisition Rights may be determined by a resolution of the Board of Directors, as well as by the resolution of the general meeting of shareholders, or by a resolution of the Board of Directors by the assignment of authorization in accordance with a resolution of the general meeting of shareholders.	(Delete)
Article 16 | (Provisions Omitted) Article 41	Article 15 | (Same as the version before the amendments) Article 40

Third Item of Business: Election of Eight (8) Directors

The Company's Articles of Incorporation provide that the term of director is one year so that shareholders have an opportunity to elect directors each year upon reviewing each director's performance during the current fiscal year from the viewpoint of management responsibilities.

In accordance with the Articles of Incorporation, the term of office of nine (9) directors will expire at the close of the ordinary general meeting of shareholders. The Company cordially asks shareholders to elect eight (8) directors including two (2) external directors.

The candidates for directors are as follows:

(Candidates for directors)

No.	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
1	Shinzo Maeda (February 25, 1947)	Apr. 1970: Joined the Company Jun. 1996: General Manager of New Cosmetic Marketing Department, Cosmetics Marketing Division Jun. 1997: General Manager of International Business Department (I) and International Strategic Marketing Department, International Operations Division Dec. 1997: Chief Officer of Asia-Pacific Headquarters, International Operations Division Jan. 2000: General Manager of International Marketing Department, Self-Selection Products, Cosmenity Value Creation Division Apr. 2001: General Manager of Training Department, Cosmetics Strategic Planning Division Jan. 2003: General Manager of Corporate Planning Department Jun. 2003: Director Corporate Officer Jun. 2005: Representative Director [incumbent] President & CEO [incumbent] Current representation of other company: Chairman of Shiseido Social Welfare Foundation	15,000
2	Kimie Iwata (April 6, 1947)	Apr. 1971: Entered the Ministry of Health, Labour and Welfare Apr. 1991: Director, Welfare Division, Worker's Welfare Department, Labour Relations Bureau Jun. 1992: Director, Policy Planning Division, Women's Bureau Jul. 1994: Director, International Labour Affairs Division, Minister's Secretariat Jun. 1995: Director, Personnel Affairs Division, Minister's Secretariat Jul. 1996: Ministerial Councilor (Human Resources Development), Minister's Secretariat Oct. 1998: Assistant Minister of Labour Jan. 2001: Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare Dec. 2003: Corporate Advisor of the Company Apr. 2004: General Manager of CSR Department Jun. 2004: Director [incumbent] Corporate Officer Apr. 2005: Responsible for H&BC Business Responsible for Domestic Non-Shiseido Brand Business Apr. 2006: Responsible for Personnel and Executive	8,000

No.	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
		Department Responsible for Consumer Information [incumbent] Apr. 2007: Corporate Executive Officer Apr. 2008: Vice President [incumbent] Responsible for Corporate Culture, Public Relations [incumbent] Responsible for Corporate Culture Reforms and Committees under Direct Control of the Directors [incumbent]	
3	Yasuhiko Harada (July 9, 1947)	Jul. 1971: Joined the Company Jun. 2001: General Manager of Internal Audit Department Apr. 2003: General Manager of Corporate Restructuring Department Jun. 2003: Corporate Officer Apr. 2004: General Manager of Internal Audit Department Apr. 2005: Responsible for Finance and Investor Relations [incumbent] Jun. 2005: Director [incumbent] Apr. 2006: Corporate Executive Officer Responsible for Legal and General Affairs Apr. 2008: Corporate Senior Executive Officer [incumbent] Chief Financial Officer [incumbent] Responsible for System Planning and Logistics [incumbent] Responsible for Operational Reforms and Internal Control [incumbent]	28,000
4	Toshimitsu Kobayashi (June 24, 1948)	Apr. 1971: Joined the Company Apr. 1999: General Manager of Nagoya Branch of Shiseido Cosmetics Sales Co., Ltd. Jun. 2002: Corporate Officer Director and General Manager of Osaka Branch of Shiseido Sales Co., Ltd. Apr. 2004: Corporate Executive Officer Chief Officer of Cosmetics Business Division President & CEO of Shiseido Sales Co., Ltd. [incumbent] Jun. 2004: Director [incumbent] Apr. 2006: Corporate Senior Executive Officer [incumbent] Responsible for Domestic Cosmetics Business Sales [incumbent] Current representation of other company: President and Representative Director, Shiseido Sales Co., Ltd.	4,000
5	Carsten Fischer (September 7, 1962)	Oct. 1979: Joined Hans Schwarzkopf GmbH Mar. 1996: President and CEO of Schwarzkopf & Henkel K.K. Jan. 1999: President and CEO of Wella Japan Co., Ltd. Jul. 2003: Executive Vice-President of Wella AG Corporation Jul. 2004: Corporate Officer, President, Professional Care of Procter & Gamble Company Oct. 2006: Corporate Advisor of the Company Jan. 2007: Corporate Executive Officer [incumbent] Responsible for International Business [incumbent] Chief Officer of International Business Division [incumbent] Oct. 2007: Responsible for Professional Business	10,000

No	Name (Date of birth)	Career summary, duty and occupation and representation of other companies	Number of shares of the Company owned
		Operations [incumbent] Chief Officer of Professional Business Operations Division [incumbent] Apr. 2008: Responsible for China Business [incumbent]	
6	Masaaki Komatsu (January 4, 1947)	Apr. 1969: Joined the Company Jun. 1996: President of Shiseido International France SAS Dec. 2000: President & Representative Director of Shiseido Kako Co., Ltd. Jun. 2001: General Manager of Production Strategic Planning Department, Production Division Jun. 2002: General Manager of International Business Planning Department, International Operations Division Jan. 2003: General Manager of International Business Planning Department, International Operations Headquarters Jun. 2003: Director [incumbent] Corporate Officer Apr. 2004: General Manager of International Business Division Apr. 2006: Corporate Executive Officer [incumbent] Chief Officer of Professional Business Operations Division Jan. 2007: Responsible for Research & Development, Production and Technical Affairs [incumbent]	6,000
7	Shoichiro Iwata (August 14, 1950)	Mar. 1973: Joined Lion Fat and Oil Co., Ltd. (currently Lion Corporation) Mar. 1986: Joined Plus Corporation Deputy General Manager of Product Development Division May 1992: Head of ASKUL Business Project, Sales Division of Plus Corporation Nov. 1995: Manager of ASKUL Business Division of Plus Corporation Mar. 1997: President of ASKUL Corporation [incumbent] May. 2000: CEO of ASKUL Corporation [incumbent] Jun. 2006: External Director of the Company [incumbent] Current representation of other company: President & CEO of ASKUL Corporation	0
8	Tatsuo Uemura (April 19, 1948)	Apr. 1977: Full-time Instructor, Faculty of Law, The University of Kitakyushu Apr. 1979: Associate Professor, Faculty of Law, The University of Kitakyushu Apr. 1981: Associate Professor, School of Law, Senshu University Apr. 1986: Professor, School of Law, Senshu University Apr. 1990: Professor, College of Law and Politics, Rikkyo University Apr. 1997: Professor, School of Law, Waseda University [incumbent] Oct. 2003: Head Professor, Center of Excellence-Waseda Institute for Corporation Law and Society [incumbent] Professor of Graduate School of Law, Waseda University [incumbent] Jun. 2004: External Director of Jasdaq Securities Exchange, Inc. Jun. 2006: External Director of the Company [incumbent]	0

No	Name (Date of birth)	Career summary, duty and occupation and representation of other companies		Number of shares of the Company owned
		Sep. 2006:	Dean of Faculty of Law and the School of Law, Professor of Waseda Law School and Waseda University [incumbent]	

Notes: 1. Special relationship between the candidates and the Company

1) Mr. Shinzo Maeda concurrently assumes the office of Chairman of the Shiseido Social Welfare Foundation which provides social assistance in particular to child welfare. The Company donated 1,000,000 yen to the Foundation for its operating expenses for the current fiscal year.

2) Mr. Shoichiro Iwata concurrently assumes the office of representative director and president of ASKUL Corporation ("ASKUL"), with which the Company has the following transactions:

- The Company purchases stationeries, etc. through general ordinary transactions from ASKUL and such purchases of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the cost of sales and the selling, general and administrative expenses for the current fiscal year. Moreover, purchases by the Shiseido Group of stationeries, etc. from ASKUL represented less than 0.1% of the total amount in terms of each of the consolidated cost of sales and the consolidated selling, general and administrative expenses for the same fiscal year.
- A subsidiary of the Company sells toiletry products, etc. for office use to ASKUL through general ordinary transactions and such sales represented less than 0.1% of the consolidated net sales of the Company for the current fiscal year. Meanwhile, ASKUL sells through catalogue sales toiletry products, etc. for office use which are not produced by the Shiseido Group and such sales represented approximately 0.4% of net sales of ASKUL for the year from April 1, 2007 to March 31, 2008.

3) There are no special relationships between each of the candidates (other than the above) and the Company.

2. Matters related to candidates for external directors

Mr. Shoichiro Iwata and Mr. Tatsuo Uemura are candidates for external directors fulfilling the requirements provided in Item 7 of Paragraph 3 of Article 2 of the Ordinances for Enforcement of the Corporate Law.

(1)Reason for candidates for external directors

1) With respect to Mr. Shoichiro Iwata, we ask the shareholders to elect him as external director since he may impart his views to the management of the Company, which views are free from the Company's established structure and which he has amassed throughout his career in different businesses and as an incumbent management person.
ASKUL's net sales of stationeries, etc. to the Company represented less than 0.1% of net sales of ASKUL for the year from April 1, 2007 to March 31, 2008. ASKUL's net sales of stationeries, etc. to the Shiseido group represented less than 0.1% of net sales of ASKUL for the same period.

2) With respect to Mr. Tatsuo Uemura, he has experiences and knowledge through his involvement in capital market and corporate governance, in addition to his legal knowledge as a university professor specializing in legal research. We ask the shareholders to elect him as external director to enable him to impart such knowledge and experiences to the management of the Company.
Despite the fact, he has not participated in management of company in any capacity other than as an external officer such as external director or external corporate auditor of company, we believe that he will duly execute his duties as an external director due to the above-mentioned reasons.

(2)Number of years following assumption of office

The term of office of each of Mr. Shoichiro Iwata and Mr. Tatsuo Uemura will have been two years since this ordinary general meeting of shareholders of the Company is closed.

(3)Number of times regarding to attendance of meetings

1) Mr. Shoichiro Iwata attended 13 out of 14 Board of Directors meeting. Based on his views to the management of the Company, which are free from the Company's established structure, he made remarks as necessary and fulfilled a supervisory function in regard to the management.

2) Mr. Tatsuo Uemura attended 13 out of 14 Board of Directors meeting. Based on his experiences and knowledge through his involvement in capital market and corporate governance, in addition to his

legal knowledge as a university professor specializing in legal research, he made remarks as necessary and fulfilled a supervisory function in regard to the management.

(4)Conclusion of liability limiting agreement

The Company established provisions in the Articles of Incorporation enabling the Company to enter into an agreement with external directors limiting their liability through a resolution at the 106th ordinary general meeting of shareholders held on June 29, 2006 for the purpose of inducing external director to fully perform expected roles and enabling the Company to invite competent personnel.

Pursuant to these provisions the Company entered into such agreements with Mr. Shoichiro Iwata and Mr. Tatsuo Uemura under which their liability for remuneration is limited to the minimum limited liability provided in the laws and ordinances.

Fourth Item of Business: Election of One (1) Corporate Auditor

The term of office of corporate auditor, Ms. Eiko Ohya will expire at the close of the ordinary general meeting of shareholders. Accordingly, it is proposed that One (1) corporate auditor be elected.

In regards to the proposal of this item of business at this ordinary general meeting of shareholders, the consent of the Board of Corporate Auditors has been obtained.

The candidate is as follows:

(Candidate for corporate auditor)

Name (Date of birth)	Career summary		Number of shares of the Company owned
Reiko Kuroda (October 7, 1947)	Jun. 1975:	Research Associate, Department of Chemistry, King's Collage, London	0
	Nov. 1981:	Research Fellow, Department of Biophysics, King's Collage, London	
	Jul. 1982:	Honorary Lecturer, Department of Biophysics, King's Collage, London	
	Apr. 1985:	Non-Clinical Senior Staff Scientist, Institute of Cancer Research, UK	
	Apr. 1986:	Associate Professor, Department of Chemistry, College of Arts and Sciences, and Department of Biological Science, Graduate School of Science, The University of Tokyo	
	Oct. 1989:	Part-time Lecturer, School of Science, The University of Tokyo [incumbent]	
	Apr. 1992:	Professor, Department of Chemistry, College of Arts and Sciences, and Department of Biological Science, Graduate School of Science, The University of Tokyo [incumbent]	
	Apr. 1996:	Professor, Department of Life Sciences, Graduate School of Arts and Sciences, The University of Tokyo [incumbent]	
	Apr. 2003:	Executive Advisor to the President, The University of Tokyo	
	Apr. 2007:	Member of the Administrative Council, The University of Tokyo [incumbent] Representative of Science Interpreter Training Program [incumbent]	

Notes: 1. Special relationship between candidate and the Company

There is no special relationship between Ms. Reiko Kuroda and the Company.

2. Matters related to candidate for external corporate auditor

Ms. Reiko Kuroda is a candidate for external corporate auditor fulfilling the requirements provided in Item 8 of Paragraph 3 of Article 2 of the Ordinances for Enforcement of the Corporate Law.

(1)Reason for candidate for external corporate auditor
Ms. Reiko Kuroda has science and technology policy as a member of Council for Science and Technology Policy, Cabinet Office, Government of Japan and The Japanese National Commission for UNESCO and has insight in wide range of field, as well as she has experiences as university professor and a high degree of knowledge of Biophysical Chemistry. We ask the shareholders to elect her as external corporate auditor to enable her to impart such knowledge and experiences to the management of the Company.
Despite the fact, she has not participated in management of company in any capacity other than as an external officer such as external director or external corporate auditor of company, we believe that she will duly execute her duties as an external corporate auditor due to the above-mentioned reasons.

(2)Conclusion of liability limiting agreement
The Company established provisions in the Articles of Incorporation enabling the Company to enter into an agreement with external corporate auditor limiting their liability through a resolution at the 106th ordinary general meeting of shareholders held on June 29, 2006 for the purpose of inducing external corporate auditor to fully perform expected roles and enabling the Company to invite competent personnel.
Pursuant to these provisions the Company is, after the close of this general meeting, scheduled to enter into such an agreement with Ms. Reiko Kuroda under which her liability for remuneration shall be limited to the minimum limited liability provided in the laws and ordinances.

Fifth Item of Business: Payment of Bonuses to Directors

Remuneration to directors of the Company consists of basic remuneration which is fixed, and performance-linked remuneration which fluctuates according to the attainment of performance targets and stock price. Performance-linked remuneration is payable based on annual performances for the current fiscal year. Outline of the executive remuneration system of the Company is stated on page 25.

The Company proposes to pay bonuses in the aggregated amount of Yen 120,500,000 to seven (7) directors in office as at the end of the current fiscal year, excluding two (2) external directors, taking into consideration the consolidated business performance of the current fiscal year, among other factors.

According to the executive remuneration system to external directors means only fixed remuneration, and the Company does not pay bonuses to external directors.

Note: In Article 361 of Corporate Law of Japan, financial benefits receivable as a consideration for the execution of duties from the Company such as remuneration, bonus and others are defined to as "remuneration, etc.", with which the term "remuneration, etc." stated in this item of business and seventh item of business are synonymous.

Sixth Item of Business: Determination of Provision of Medium-term Incentive Type Remuneration to Directors

Remuneration to directors of the Company consists of a basic fixed remuneration and performance-linked remuneration that fluctuates according to attainment of performance targets and stock price. Until the fiscal year ended March 2008 (inclusive), the ratio of basic fixed remuneration, or the ratio of performance-linked remuneration, to the total remuneration was nearly equal. But from the fiscal year commencing April 2008 (inclusive), the Company proposes to amend the current system to the new remuneration policy for directors in which the ratio of the basic fixed remuneration will reduce but the ratio of the performance-linked remuneration will increase to a level of 60% compared with the current level of 50%.

Under the new remuneration policy for directors, the performance-linked remuneration consists of a bonus as short-term incentive based on annual consolidated performance; medium-term incentive based on targets of the New Three-Year Plan; and long-term incentive, primarily aimed at fostering a shared awareness of profits with shareholders. These three types of remuneration have been designed to give directors a medium-to-long-term perspective, not just a single-year focus, and to motivate management to become more aware of the Company's performance and stock price.

This Item of Business is related to the medium-term incentive type remuneration of the performance-linked remuneration. For the purpose of accelerating directors' volition to achieve targets set forth in the New Three-Year Plan, the Company proposes to pay remuneration in cash to directors (excluding external directors) in office during the period from the close of this general meeting of shareholders to March 31, 2011.

Specifically, in addition to remuneration within the basic fixed remuneration (Yen 30 million per month payable to directors as a group) which was approved by shareholders at the 89th ordinary general meeting of shareholders held on June 29, 1989 and the remunerations which the Company proposes by the Fifth Item of Business and the Seventh Item of Business, the Company takes liberty in asking for approval to provide directors with medium-term incentive type remuneration stated in items (1) and (2) below to directors (excluding external directors) in office during the period from the close of this general meeting of shareholders to March 31, 2011 as three year incentive type remuneration and the maximum of the amount so provided to be Yen 900 million.

In connection with calculating the subject amount, details of the targets set forth, calculation method and others will be determined by the Board of Directors based on deliberation and recommendation of the Remuneration Advisory Committee of which the commissioner is an external director.

Since remuneration to external directors is composed of only basic fixed remuneration, any amount in cash based on this Item of Business shall not be payable to external directors. In case the Third Item of Business is approved, the number of directors excluding external directors at the close of this general meeting of shareholders will be six (6).

Particulars

(1) Medium-term incentive type remuneration to be provided to directors (excluding Mr. Carsten Fischer)

In the event that the Company achieves the target (10%) for the ratio of operating income to net sales on the consolidated basis for the fiscal year commencing April 2010, the last year of the New Three-Year Plan (i.e., the ratio of achievement being 100%), the Company will provide directors with such an amount of remuneration as determined pursuant to the penultimate paragraph of this Sixth Item of Business above. This ratio of

remuneration is referred to as the Standard or the ratio of provision being 100%. The maximum ratio of provision to be 150%, in case of the ratio of achievement not less than 110% and the minimum ratio of provision be zero, in case of the ratio of achievement less than 90%. The Company will pay an amount of remuneration calculated as aforesaid after the end of the New Three-Year Plan as medium-term incentive type remuneration. Persons resigning as directors due to termination of the term or any other due reason during the New Three-Year Plan and directors assuming offices after the close of this general meeting of shareholders will be provided with amounts corresponding to the terms in office after the end of the New Three-Year Plan.

(2) Medium-term incentive type remuneration to be provided to Mr. Carsten Fischer

Mr. Carsten Fischer will be a key person for the global business which is expected to facilitate the growth of the Company in the New Three-Year Plan. In the event that he achieves the targets for operating sales and operating profits each accumulated for the three years of the business division in his charge in the New Three-Year Plan, (i.e., the ratio of achievement being 100%), the Company will provide him with such an amount of remuneration as determined pursuant to the penultimate paragraph of this Sixth Item of Business above. This ratio of remuneration is referred to as the Standard or the ratio of provision being 100%. The maximum ratio of provision be 150% in case of the ratio of achievement in each of operating sales and operating profits not less than 110% and the minimum ratio of provision be zero in case of the ratio of achievement is less than 80% of operating sales and less than 68% (in case of operating profits). The Company will pay an amount of remuneration calculated as aforesaid after the end of the New Three-Year Plan as medium-term incentive type remuneration. In the event that he resigns as director due to termination of the term or any other due reason during the New Three-Year Plan, he will be provided with amount corresponding to the term in office after the end of the New Three-Year Plan.

(Reference) The summary of the New Three-Year Plan is described on page 10.

Seventh Item of Business: Determination of Provision of Long-term Incentive Type Remuneration to Directors

This Item of Business is related to the long-term incentive type remuneration of the Company's performance-linked remunerations. Under this long-term incentive type remuneration, shares instead of cash will be provided to directors as remuneration. For this purpose, stock acquisition rights with the exercise price of Yen one (1) per share will be provided to directors as stock option.

The Company proposes to provide stock acquisition rights to six (6) directors (excluding external directors and subject to approval of the Third Item of Business) as remuneration for the purpose of principally inducing directors to share awareness of the Company's profit and risks with shareholders through fluctuation of stock prices and enhance volition to improve results of operation and raise stock price of the Company, linking enriched long-term shareholders value with directors' remuneration.

For this purpose, the Company cordially requests shareholders to approve allotting as remuneration stock acquisition rights, in which details are stated below, to directors of the Company within a total amount of Yen 140 million during the fiscal year commencing April 2008. The total amount of stock acquisition rights is an amount obtained by multiplying fair value of stock acquisition right by the total number of stock acquisition rights (not more than 70) to be allotted.

In connection with the grant of stock acquisition rights, the payment amount per stock acquisition right will be fair value of stock acquisition right and the Company will be deemed

to provide directors with an amount equivalent to the payment amount (i.e., the claim for remuneration). Directors will set off the payment amount with the claim for remuneration.

The Company does not schedule to grant stock acquisition rights to external directors due to remuneration of external directors composed of only basic fixed remuneration.

Particulars

(1) The number of shares which may be issued upon exercise of stock acquisition rights

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 (the "Subject Number of Shares").

In the event that the Company is subject to adjustment of the Subject Number of Shares such as share split (including free distribution of the Company's common stock) or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) An amount contributed upon exercise of stock acquisition rights

An object contributed upon exercise of stock acquisition rights shall be cash and the amount shall be obtained by multiplying Yen one (1), which is the exercise price per share, by the Subject Number of Shares.

(3) Exercise Period of Stock Acquisition Rights

From August 1, 2011 to July 31, 2018.

(4) Terms and conditions of the exercise of stock acquisition rights:

1) Any grantee is required to be in the office of director or executive officer when he or she exercises stock acquisition rights; provided, however, that the foregoing shall not be applicable in case of resignation due to the termination of the term or any other due reason.

2) The other terms and conditions of exercise of stock acquisition rights will be provided for in the "grant agreement of stock acquisition rights" to be made between the grantee and the Company.

(5) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors of the Company.

(6) Other Details of Stock Acquisition Rights

The Board of Directors will determine through its resolution with respect to details of items (1) to (5) and matters not stated in items (1) to (5).

- End -

FILE NO. 082-03311

(Translation)

June 2, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Satoshi Sekiguchi General Manager of Public Relations Department

Notice Regarding Establishment of Subsidiary Responsible for Business Administration Functions and Transfer of Businesses of Subsidiary Engaged in Operational Management of Construction, Real Estate and Other Related Business Affairs

In July 2008, Shiseido Co., Ltd. will establish Shiseido Business Solution Co., Ltd., which will be responsible for business administration functions of the Shiseido Group, and place the highly specialized operations of Shiseido's administration departments under the control of the new company in October of this year. A letter of understanding also has been concluded with Nippon Kanzai Co., Ltd. in proceeding toward negotiation of a final agreement in September 2008. Under this agreement, the shares of Shiseido Kaihatsu Co., Ltd. (Head Office: Chuo-ku, Tokyo; President: Toshiharu Tanabe) engaged in areas such as construction, real estate, printing and events will be transferred to Nippon Kanzai Co., Ltd., which will also undertake the consignment of business operations such as facility management.

1. Background of Establishment of a New Company and Transfer of Businesses of Subsidiary

Under its new three-year plan initiated this fiscal year, Shiseido aims to become a "Global Player that is representative of Asia with its origins in Japan" as its long-term vision. To realize this objective, Shiseido will concentrate its management resources on its unique value creation, and as a Group that maximizes its organizational capabilities, will position departments that create original value at the center of the organization. Corporate departments, functional departments, sales departments and business administration departments will in turn reliably deliver the value created by these departments to customers. Shiseido aims to thereby create a strong framework to support this system.

As the first step for realizing such a framework, Shiseido has been reviewing the means of organization and business operations at both Shiseido and its subsidiaries. Further efforts also have been focused on promoting standardization and optimization of business operations

through such measures as instituting a new enterprise resource planning system. Looking ahead, Shiseido will separate business administration departments into 1) a strategic function, 2) a specialized function and 3) facilities management and service operations. The strategic function will serve as a basic mechanism in realizing an integrated corporate department for the future. With the purpose of positioning specialized business operations as a "business administration function" a subsidiary will be established to handle relevant operations. Facilities management and service operations will be outsourced in order to actively utilize the expertise and management resources of a prominent independent company.

By carrying out these tasks, Shiseido will aim to speed up decision-making by clarifying organizational responsibilities and eliminating intermediary and redundant functions. Shiseido will also pursue quality of management on par with global standards by raising productivity via the standardization and integration of business operations throughout the Group.

2. Overview of Establishment of Shiseido Business Solution Co., Ltd.

Shiseido Business Solution Co., Ltd. will be established in July 2008. The new company will take over functions requiring expertise and confidentiality that are currently managed by Shiseido from October. Such business operations include accounting, finance, taxation, trademarks, design, pharmaceutical affairs and consumer communications. Initially, Shiseido will set up three operational sections responsible for accounting, finance and taxation; trademarks, design and pharmaceutical affairs related operations; and consumer communications. In the future, Shiseido will consecutively incorporate administration functions from the Head Office, as well as domestic and overseas subsidiaries, and centralize specialized support operations throughout the Shiseido Group.

Overview of New Company

(1)	Company name	Shiseido Business Solution Co., Ltd.
(2)	Representative	Yasuhiko Harada (Scheduled to assume position on July 1)
(3)	Location of head office	7-5-5, Ginza, Chuo-ku, Tokyo
(4)	Date of establishment	July 1, 2008
(5)	Main business	Business affairs related to accounting, finance, taxation, trademarks, design, pharmaceutical affairs and consumer communications, etc.
(6)	Settlement period	March 31
(7)	No. of employees	approx. 150
(8)	Capital	100 million yen
(9)	Shareholder composition	Shiseido Co., Ltd.: 2,000 shares (100%)

3. Overview of Transfer of Shares of Shiseido Kaihatsu Co., Ltd. and the Consignment of Business Operations such as Facility Management

Shiseido and Nippon Kanzai Co., Ltd. have concluded a letter of understanding. A basic agreement has been reached to split Shiseido Kaihatsu Co., Ltd., which is a company holding a portion of the Shiseido Group's real estate and taking responsibility for construction, real estate, printing, events and other businesses, into an "asset holding company" and "business operating

company." Negotiations will proceed in good faith with respect to the following two points: 1) transferring 90% of shares of the "business operating company" and 2) concluding a contract agreement for outsourcing business operations such as facility management.

1. Objectives of Concluding a Letter of Understanding

Shiseido has made the decision to grant exclusive negotiation rights to Nippon Kanzai Co., Ltd. for ongoing discussions with regard to the realization of transferring and outsourcing business operations such as facility management. The aim is to utilize the advanced facility management know-how that Nippon Kanzai Co., Ltd. possesses and promote both improvement of facility management and cost reductions within the Shiseido Group.

From now, Shiseido and Nippon Kanzai Co., Ltd. will proceed with negotiations for concluding a final agreement regarding the transfer of shares of the "business operating company" and the consignment of business operations such as facility management.

2. Overview of Shiseido Kaihatsu Co., Ltd.

(1)	Company name	Shiseido Kaihatsu Co., Ltd.
(2)	Representative	Toshiharu Tanabe
(3)	Location of head office	7-5-5, Ginza, Chuo-ku, Tokyo
(4)	Date of establishment	December 8, 1969
(5)	Main business	Business affairs related to construction, real estate, asset management, printing, events and operational management of training centers
(6)	Settlement period	March 31
(7)	No. of employees	84
(8)	Capital	495 million yen
(9)	Total number of issued shares	990,000
(10)	Shareholder composition	Shiseido Co., Ltd. (100%)
(11)	Financial performance for the recent fiscal term	

(millions of yen)

	Year ended March 2008
Net sales	8,889
Operating income	498
Ordinary income	487
Net income	288
Total assets	5,208
Shareholders' equity	3,408

*Current status for items (7) to (10) as of March 31, 2008

3. Overview of Nippon Kanzai Co., Ltd.

(1)	Company name	Nippon Kanzai Co., Ltd.
(2)	Representative	Shintaro Fukuda
(3)	Location of head office	9-16 Rokutanji-cho, Nishinomiya, Hyogo Prefecture
(4)	Date of establishment	October 27, 1965
(5)	Main business	Overall management of buildings and apartments, real estate financial sector services, outsourcing management services
(6)	Settlement period	March 31
(7)	No. of employees	7,760 (consolidated basis)
(8)	Capital	3,000 million yen
(9)	Total number of issued shares	20,590,153
(10)	Net sales	66,388 million yen (March 31, 2008, consolidated basis)

*Current status for items (7) to (9) as of March 31, 2008

4. Impact on Business Performance

The impact on business performance is minimal.

- E N D -

(Translation)

June 2, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Satoshi Sekiguchi
General Manager of
Public Relations Department

Shiseido Co., Ltd. to Make Administrative Changes and Transfer Personnel

Effective July 1, 2008, Shiseido Co., Ltd. will implement certain administrative changes and transfer designated personnel as follows.

1. Partial Reorganization

1.1 Restructuring of Professional Business Operations Division

1) The Professional Business Operations Division's Esthetic Business Administration Department, which is responsible for the domestic esthetics business, will be integrated into the Professional Business Planning Department, which is in charge of the business management function of the *Décleor* and *CARITA* brands as well as the strategic function of the Professional Business Operations Division, as the Esthetics Business Administration Group. This integration is aimed at global expansion of the *Décleor* and *CARITA* brands at and department stores and esthetic salons and strengthening collaboration within the domestic esthetics business as well as accelerating structural reforms corresponding to such business expansion.

2) As a result, the Esthetics Business Administration Department of the Professional Business Operations Division will be eliminated.

1.2 Establishment of a New Company

1) Shiseido Business Solution Co., Ltd. will be established on July 1, 2008 as a subsidiary responsible for the business administration functions of the Shiseido Group.

2) Business affairs requiring expertise and confidentiality such as accounting, finance, taxation, trademarks, design, pharmaceutical affairs and consumer communications that are currently managed by the business administration departments of Shiseido Co., Ltd. will be transferred to Shiseido Business Solution Co., Ltd. in October 2008.

(*For more information on the establishment of the new company, please refer to the attached news release.)

2. Personnel Changes Among Shiseido Executives

Name	New Title	Former Title
Yasuhiko Harada	Director; Corporate Senior Executive Officer [Chief Financial Officer and President & CEO, Shiseido Business Solution Co., Ltd.*] Responsible for Finance, Information System Planning, Logistics, Operational Reforms and Internal Control	Director; Corporate Senior Executive Officer [Chief Financial Officer] Responsible for Finance, Information System Planning, Logistics, Operational Reforms and Internal Control

* Shiseido Business Solution Co., Ltd. is scheduled to be established on July 1, 2008 as a subsidiary responsible for business affairs requiring expertise and confidentiality that are currently managed by Shiseido Co., Ltd. The new company will take charge of business administration functions of the Shiseido Group.

- E N D -

END